As filed with the Securities and Exchange Commission on July 29, 2002.
Registration No. 333-96911

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Calavo Growers, Inc.

(Exact name of registrant as specified in its charter)

California	5159	33-0945304
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2530 Red Hill Avenue

Santa Ana, CA 92705-5542
(949) 223-1111
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lecil E. Cole

Chairman, Chief Executive Officer and President
Calavo Growers, Inc.
2530 Red Hill Avenue
Santa Ana, CA 92705-5542
(949) 223-1111
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Marc L. Brown
Troy & Gould Professional Corporation
1801 Century Park East, 16th Floor
Los Angeles, CA 90067
310-789-1269

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☑

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of Securities	Amount to be	Offering Price	Aggregate	Amount of
to be Registered	Registered	Per Share	Offering Price	Registration Fee

Common Stock, par value $0.001 per share	1,000,000	$5.00	$5,000,000	$460(1)

Rights to Purchase Common Stock	1,000,000	—	—	—(2)

(1)	Previously paid.

(2)	Pursuant to Rule 457(g) under the Securities Act of 1933, no separate registration fee is required for the rights since they are being registered in the same registration statement as the common stock underlying the rights. Furthermore, no separate consideration will be received for the rights.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 29, 2002

PROSPECTUS

1,000,000 Shares

Common Stock

Issuable Upon the Exercise of Subscription Rights

        We are distributing to our shareholders of record as of the close of business on July 29, 2002 non-transferable subscription rights to purchase shares of our common stock at a price of $5.00 per share.

•	You will receive one right for each 11.836 shares of our common stock that you owned as of July 29, 2002. Each right that you receive will entitle you to purchase one share of common stock. We will not issue fractional rights or fractional shares. If the number of shares owned by you would result in your receipt of fractional rights, the number of rights issued to you will be rounded down to the nearest whole number.

•	If you exercise all of your rights, you will also have the right to subscribe on a pro rata basis for additional shares of our common stock that are not purchased by other shareholders in this offering.

•	Our common stock is quoted on the Nasdaq National Market under the symbol “CVGW.” On July 29, 2002, the last reported sales price of our common stock on the Nasdaq National Market was $8.00 per share. The rights will not be listed to trade since they are not transferable.

•	The rights are exercisable beginning on the date of this prospectus and will expire at 5:00 p.m., Pacific Daylight Time, on August 30, 2002, unless we extend the expiration date.

•	Your exercise of rights is irrevocable. If this offering is terminated or if you subscribe for more shares than are available, your funds will be returned to you promptly, but without the payment of any interest.

•	The shares are being offered directly by us without the services of an underwriter or a selling agent.

•	If all of the shares offered are purchased, our total outstanding shares of common stock will be increased by approximately 8.4% and, if you do not exercise any of the rights distributed to you, the percentage of our outstanding common stock that you own will decrease by approximately 7.8%.

	Per Share	Total

Offering price/ Proceeds to Calavo	$5.00	$5,000,000	(1)

(1)	Before deducting expenses payable by us, which are estimated to be $250,000.

       This investment involves risks. See “Risk Factors” beginning on page 8 to read about risks that you should consider carefully before buying shares of our common stock.

       Neither the Securities and Exchange Commission nor any state securities commission or other regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 30, 2002.

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
THE RIGHTS OFFERING
USE OF PROCEEDS
PRICE RANGE OF OUR COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL SHAREHOLDERS
DESCRIPTION OF CAPITAL STOCK
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
INDEX TO EXHIBITS
Exhibit 23.1

      You should rely only on the information that is contained in this prospectus and in the documents that accompany this prospectus. Information contained on our web site does not constitute part of this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover page of this prospectus, regardless of the time of delivery of this prospectus or any sales of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

      We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information about us and the rights offering that is important to you. Before making an investment decision, you should carefully read the entire prospectus, including the “Risk Factors” beginning on page 8 and the financial statements, related notes, and other financial information contained elsewhere in this prospectus. You should also carefully read the subscription warrant and related instructions and documents that accompany this prospectus. Unless we state otherwise, all information in this prospectus excludes shares that are available for future issuance under our director and employee stock plans. In this prospectus, the terms “we,” “us,” “our,” and “Calavo” refer to Calavo Growers, Inc.

Questions and Answers About the Rights Offering

What is a rights offering?

      A rights offering is an opportunity for you to purchase additional shares of our common stock at a fixed price of $5.00 per share and in an amount proportional to your existing interest. Purchasing the shares will enable you to maintain your current percentage ownership of outstanding shares of our common stock.

What is a right?

      Each right enables you to purchase one share of our common stock for $5.00 per share. On July 29, 2002, the last reported sales price for our common stock on the Nasdaq National Market was $8.00 per share.

      You will receive one right for every 11.836 shares of common stock that you owned as of the close of business on the record date for this offering of July 29, 2002. Your rights will be aggregated for all of the shares that you owned on that date, and then rounded down to the nearest whole number so that you will not receive any fractional rights.

      Your exercise of a right means that you choose to purchase the common stock that the right entitles you to purchase. You may exercise any number of your rights, or you may choose not to exercise any rights. Each right carries with it a basic subscription privilege and an oversubscription privilege.

What is the basic subscription privilege?

      The basic subscription privilege of each right entitles you to purchase one share of our common stock at a subscription price of $5.00.

What is the oversubscription privilege?

      If you fully exercise your basic subscription privilege, the oversubscription privilege entitles you to subscribe for additional shares of common stock not acquired by other holders of rights in this offering at the same subscription price of $5.00 per share. By extending an oversubscription privilege to our shareholders, we are providing for the purchase of the shares (if any) which are not purchased through exercise of the basic subscription privilege.

What are the limitations on the oversubscription privilege?

      We will issue up to 1,000,000 shares of common stock in this offering. We will be able to satisfy your exercise of the oversubscription privilege only if other shareholders do not elect to purchase all of the shares that are offered to them under their basic subscription privilege. We will honor oversubscription privileges in full to the extent sufficient shares are available following the exercise of rights under the basic subscription privilege. If oversubscription requests exceed shares available, we will allocate the available shares pro rata based on the number of shares each oversubscribing shareholder purchased under the basic subscription privilege. Your oversubscription privilege is subject to the following conditions:

•	You must exercise the oversubscription privilege at the same time you exercise your basic subscription privilege;

•	You must exercise your basic subscription privilege in full;

•	In exercising your oversubscription privilege, you must pay the full subscription price for all the shares you are electing to purchase; and

•	Other shareholders must elect not to purchase all of the shares offered under their basic subscription privilege.

Why are we engaging in a rights offering?

      Proceeds from this offering will permit us to strengthen our balance sheet and make available funds to fuel growth in each of our business segments. We chose this rights offering over other financing alternatives to provide shareholders with the opportunity to avoid dilution by participating in the offering of the shares of common stock on a pro rata basis. If this offering is fully subscribed, we will receive $5,000,000, less the expenses of this offering.

How many shares may I purchase?

      You will receive one right for every 11.836 shares of common stock that you owned on the record date of July 29, 2002. You will not receive rights with respect to any unexercised options that you may hold to buy shares of our common stock. Each right entitles you to purchase one share of common stock for $5.00. If you exercise all of the rights that you receive, you may have the opportunity to purchase additional shares of common stock pursuant to the oversubscription privilege described above in more detail. On the enclosed subscription warrant, you may exercise your oversubscription privilege by indicating the number of additional shares that you wish to purchase for $5.00 per share. However, we may not be able to honor your oversubscription privilege for as many additional shares as you request on your subscription warrant if there are not enough shares available to fill all subscriptions for additional shares. In this situation, the available shares will be allocated pro rata based on the number of shares each subscriber has purchased under the basic subscription privilege.

How did we arrive at the $5.00 per share price?

      In determining the price at which a share of common stock may be purchased in this offering, our board of directors considered several factors, including our recent conversion to a for-profit corporation, the historic and current market price of our common stock, our business prospects, our history of profits and losses, general conditions in the securities market, our need for capital, alternatives available to us for raising capital, the amount of proceeds desired, the liquidity of our common stock, the level of risk to our investors, and the need to offer shares at a price that would be attractive to our investors relative to the then-current market price of our common stock.

      Our board of directors also considered the fact that it decided to commence this offering in January 2002 at approximately the same time that we offered our directors options to purchase shares of our common stock at $5.00 per share, which exceeded the then-current market price of our stock. Various regulatory requirements prevented us from commencing this rights offering in January 2002. The board decided that it would be appropriate to offer our shareholders the opportunity to purchase shares at the same price that was offered to the directors. We did not seek or obtain any opinion of financial advisors or investment bankers in establishing the subscription price.

Has the board of directors made a recommendation regarding this offering?

      Our board of directors makes no recommendation to you about whether you should exercise any rights.

What fees or charges apply if I purchase shares?

      We are not charging any fee or sales commission to issue rights to you or to issue shares to you if you exercise rights, and the shares are being offered directly by us without the services of an underwriter or a selling agent. If you exercise rights through a broker or other record holder of your shares, you are responsible for paying any fees that person may charge.

How do I exercise my rights?

      You must properly complete the enclosed subscription warrant and deliver it to the subscription agent before 5:00 p.m., Pacific Daylight Time, on August 30, 2002. Your subscription warrant must be accompanied by a certified or cashier’s check drawn on a United States bank, a wire transfer to the subscription agent’s designated account or a personal check that clears before expiration of the rights. If you send your subscription warrant and check by mail, you are advised to use insured, registered mail. The subscription warrant is accompanied by instructions about how to purchase shares.

What should I do if I want to participate in this offering, but my shares are held in the name of my broker or other nominee?

      If you hold your shares of our common stock through a broker or other nominee (for example, through a custodian bank), then your broker or other nominee is the record holder of the shares you own. This record holder must exercise the rights on your behalf for shares you wish to purchase. Therefore, you will need to have your record holder act on your behalf.

      If you wish to participate in this offering and purchase shares, please promptly contact the record holder of your common stock. To indicate your decision with respect to your rights, you should complete and return to your record holder the beneficial owner election form that you should have received from your record holder with this prospectus and other rights offering materials.

What if I am unable to deliver my subscription warrant by the expiration time of this offering?

      There is an alternate procedure called “Notice of Guaranteed Delivery,” which allows an extra three days to deliver the subscription warrant if full payment is received before the expiration date and a securities broker or qualified financial institution signs the “Notice of Guaranteed Delivery” form to guarantee that your properly completed subscription warrant will be timely delivered.

To whom should I send forms and payment?

      You should send your subscription documents and payment by mail, overnight delivery service, or courier service to the subscription agent at the following address:

U.S. Stock Transfer Corporation

1745 Gardena Avenue
Glendale, California 91204-2991

      For additional instructions on how your subscription payment should be sent to U.S. Stock Transfer Corporation, including information about sending the payment by wire transfer, see “The Rights Offering — Payment of the Subscription Price.”

How long will the rights offering last?

      You will be able to exercise your rights only during a limited period. If you do not exercise your rights before 5:00 p.m., Pacific Daylight Time, on August 30, 2002, your rights will automatically expire. Although we have the option of extending the expiration date, we currently do not intend to do so.

After I exercise my rights, can I change my mind?

      No. Once you deliver your subscription warrant and payment, you cannot revoke the exercise of your rights even if you later learn information about us that you consider to be unfavorable. You should not exercise your rights unless you are certain that you wish to purchase additional shares of our common stock at a price of $5.00 per share.

Is exercising my rights risky?

      The exercise of your rights involves risks, and there is a possibility that you could lose all of the money you invest in our common stock. Exercising your rights means buying additional shares of our common stock, and should be as carefully considered as you would view other equity investments. Among other things, you should carefully consider the risks described under the heading “Risk Factors” beginning on page 8 of this prospectus.

Must I exercise any rights?

      No. You are not required to exercise any rights, purchase any shares, or otherwise take any action in response to this offering.

What happens if I choose not to exercise my rights?

      You will retain your current number of shares of our common stock even if you do not exercise your rights. However, if other shareholders exercise their rights and you do not, your relative percentage ownership of our common stock will decrease, and your relative voting rights and economic interests will be diluted.

Can I sell or give away my rights?

      No. The rights are non-transferable.

What are the federal income tax consequences of exercising my rights?

      The receipt and the exercise of rights granted to holders of our common stock are intended to be nontaxable. You should seek specific tax advice from your personal tax advisor.

When will I receive my new shares?

      If you purchase shares of common stock through the offering, you will receive shares as soon as practicable after the expiration date of this offering. We have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your basic or oversubscription privilege in order to comply with applicable securities laws and regulations.

Can Calavo terminate the rights offering?

      Yes. Our board of directors may terminate this offering for any reason at any time before 5:00 p.m., Pacific Daylight Time, on August 30, 2002, which is the expiration date of this offering. If we terminate this offering, any money received from shareholders will be refunded promptly, without interest. If we terminate this offering, we may have to find an alternative way to raise capital. We cannot assure you that we will be able to do so or that the terms of any alternative capital funding will be more favorable to us.

How much money will Calavo receive from the rights offering?

      Our gross proceeds from this offering will depend on the number of shares that are purchased. If we sell all 1,000,000 shares which may be purchased upon exercise of the rights offered by this prospectus, then we will receive proceeds of $5,000,000 before deducting expenses payable by us, which are estimated to be $250,000.

How many shares of common stock will be outstanding after the rights offering?

      The number of shares of common stock that will be outstanding after this offering depends on the number of shares that are purchased. As of the record date of July 29, 2002, there were 11,836,463 issued and outstanding shares of our common stock. If we sell all of the 1,000,000 shares offered by this prospectus, there will be 12,836,463 shares of common stock outstanding immediately after this offering, excluding any other shares that we may issue after July 29, 2002 upon the exercise of stock options or for any other reason.

Does this prospectus contain more detailed information about the rights offering?

      The section of this prospectus entitled “The Rights Offering” beginning on page 13 contains more detailed information about the terms and conditions of this offering. Additional information about this offering is contained in the subscription warrant, the subscription warrant instructions, and the other documents that are being delivered to you with this prospectus.

What should I do if I have other questions?

      If you have questions, need additional copies of offering documents, or otherwise need assistance, please contact U.S. Stock Transfer Corporation, our subscription agent, at (818) 502-1404. To receive copies of our recent SEC filings, you can contact us by mail or telephone or refer to the other sources described under “Where You Can Find More Information” on page 55 of this prospectus.

Our Company

      We engage in the procurement and marketing of avocados and other perishable foods and the preparation and distribution of processed avocado products. Our expertise in marketing and distributing avocados, processed avocados and other perishable foods allows us to deliver a wide array of fresh and processed food products to food distributors, produce wholesalers, supermarkets, and restaurants on a worldwide basis. Through our three operating facilities in Southern California and two facilities in Mexico, we sort and pack avocados procured in California and Mexico and prepare processed avocado products. Additionally, we procure avocados internationally, principally from Chile and New Zealand, and distribute other perishable foods, such as Hawaiian grown papayas. These operations are reported by us in three different business segments: California avocados, processed products, and international avocados and perishable food products.

      Our principal executive offices are located at 2530 Red Hill Avenue, Santa Ana, California 92705, and our telephone number is (949) 223-1111. At October 31, 2001, we employed approximately 555 employees worldwide.

      On October 9, 2001, we completed a series of transactions whereby common and preferred shareholders of Calavo Growers of California (the “Cooperative”), an agricultural marketing cooperative association, exchanged all of their outstanding shares for shares of our common stock. Concurrently with this transaction, the Cooperative was merged into us with Calavo emerging as the surviving entity. These transactions had the effect of converting the legal structure of the business from a non-profit cooperative to a for-profit corporation. All references herein to us for periods prior to the merger refer to the business and operations of the Cooperative.

Summary Consolidated Financial Data

      The following summary consolidated financial data (other than pounds information) for each of the years in the five-year period ended October 31, 2001 are derived from the audited consolidated financial statements of Calavo Growers, Inc. and our predecessor, Calavo Growers of California. Such data for the six-month periods ended April 30, 2001 and 2002 have been derived from our unaudited consolidated financial statements. The summary financial data as of and for the years ended October 31, 2000, 1999, and 1998 have been restated to correct an error in the computation of income taxes relating to the member business of Calavo Growers of California. See Note 14 to our consolidated financial statements that are included elsewhere in this prospectus for additional information about this restatement. Historical results are not necessarily indicative of results that may be expected in any future period. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto that are included elsewhere in this prospectus.

	Fiscal Year Ended October 31,								Six Months Ended April 30,

	1997	1998		1999		2000	2001		2001	2002

		(Restated)		(Restated)		(Restated)

	(In thousands, except per share data)
Income Statement Data:
Net sales	$147,376	$148,641		$177,303		$219,983	$217,684		$91,714	$101,841
Gross margin	15,987	16,548		14,863		22,094	21,011		7,315	10,693
Operating income (loss)	(144)	2,094		663		7,099	6,150		1,446	4,582
Tax provision (benefit)	(319)	1,194		229		2,430	2,744		698	2,011
Net income	266	1,184		244		4,476	3,838		975	2,583
Basic and diluted net income per share(1)	$0.03	$0.12		$0.02		$0.43	$0.37		$0.09	$0.23
Balance Sheet Data as of End of Period:
Working capital	10,503	11,162		9,153		12,560	9,799		6,640	11,878
Total assets	34,115	33,423		45,341		46,485	52,368		56,161	58,691
Short-term debt	2,525	475		9,148		9,486	16,241		14,110	11,444
Long-term debt, less current portion	3,468	4,794		4,331		3,820	3,429		3,583	3,142
Shareholders’ equity	16,147	17,054		16,476		21,066	20,029		17,277	23,144
Cash Flows (Used in) Provided by:
Operations	(844)	1,464		(6,341	)(2)	2,958	1,161		3,309	3,950
Investing	(786)	(3,284	)(3)	(1,523)		(1,685)	(2,029)		(1,441)	(566)
Financing	(445)	167		6,920	(2)	(1,239)	1,433		(562)	(4,552)
Other Data:
Dividends per share(1)	$0.05	$0.16		$0.11		$—	$0.48	(1)	$0.48 (1)	$— (1)
Net book value per share	$1.68	$1.77		$1.67		$2.02	$1.91		$1.65	$1.96
Pounds of California avocados delivered	104,158	91,698		82,227		119,247	158,449		51,386	70,873
Pounds of international avocados sold	11,672	20,957		32,630		42,300	44,935		29,748	47,305
Pounds of processed avocados sold	13,614	11,644		13,497		14,962	14,788		6,588	6,478

(1)	Dividends per share for fiscal 2001 represent the payment of our dividend to shareholders for the results of our fiscal 2000 operations. We did not declare a cash dividend in connection with our fiscal 2001 operating results. In December 2001, we declared a 5% stock dividend payable February 15, 2002 for all shareholders of record as of February 1, 2002. Basic and diluted earnings per share for all periods presented have been restated to reflect the 5% stock dividend.

(2)	Cash flows used in operations for fiscal 1999 include the effect of higher accounts receivable balances as of October 31, 1999 when compared to October 31, 1998. The increase in accounts receivable during the year is a result principally of higher California and imported avocado sales. Cash flows from financing activities for fiscal 1999 relate principally to amounts borrowed under short-term borrowing agreements to finance our increased operating cash flow needs and fund our fiscal 1998 investing activities.

(3)	Cash flows used in investing activities for fiscal 1998 reflect amounts expended in purchasing our corporate headquarters building and capital expenditures made to complete construction of our packinghouse in Mexico.

RISK FACTORS

      This offering and any investment in our common stock involve a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common stock. If any of the following risks actually occurs, our business could be harmed, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

Directors and executive officers who own our common stock and also market avocados through us may have a conflict of interest in establishing an appropriate packing and marketing fee under our marketing agreements.

      Directors and executive officers who own our common stock have a personal financial interest in maximizing the profitability for our shareholders by, among other things, setting a high packing and marketing fee under our marketing agreements with growers. However, directors and executive officers who also market avocados through us have a personal financial interest in maximizing growers’ profits by setting a low packing and marketing fee under the marketing agreements. Whether a director’s or an executive officer’s personal financial interest will be best served by a high or low packing and marketing fee may depend upon the relative percentage of stock that he or she owns versus the director’s or executive officer’s ownership of acreage that produces avocados.

We are subject to increasing competition that may adversely affect our operating results.

      The market for avocados and processed avocado products is highly competitive and affects each of our businesses. Each of our businesses is subject to competitive pressures, including the following:

•	Our California avocado business is impacted by an increasing volume of foreign grown avocados being imported into the United States. Recently, there have been significant plantings of avocados in Mexico, Chile, New Zealand, the Dominican Republic, and other parts of the world, which have had, and will continue to have, the effect of increasing the volume of foreign grown avocados entering the United States market. Generally, an increase in foreign grown avocados in the United States market has the effect of lowering prices for California grown avocados and adversely impacting our results from operations.

•	Our California avocado business is subject to competition from other California avocado handlers. If we are unable to consistently pay California growers a competitive price for their avocados, these growers may choose to have their avocados marketed by alternate handlers.

•	Our international avocados and perishable food products business is impacted by competitors operating in Mexico. Generally, handlers of Mexican grown avocados operate facilities that are substantially smaller than our facility in Uruapan, Mexico. If we are unable to pack and market a sufficient volume of Mexican grown avocados, smaller handlers will have a lower per unit cost and be able to offer Mexican avocados at a more competitive price to our customers.

•	Our international avocados and perishable food products business is also subject to competition from other California avocado handlers that market Chilean grown avocados. If we are unable to consistently pay Chilean avocado growers a competitive price for their avocados, these growers may choose to have their avocados marketed by alternate handlers.

•	Our processed products business is impacted by competitors operating exclusively in Mexico and in other areas of the world where lower product costs can be achieved. If we are unable to produce a sufficient volume of processed products at our existing facilities or successfully restructure our processed operations to take advantage of low product costs available in Mexico or elsewhere, our competitors may be able to offer processed products at a more competitive price to our customers.

•	Our frozen guacamole products are also subject to increasing competition from high pressure treated guacamole being marketed by a Mexican competitor. If we are unable to introduce a similar offering of high pressure treated guacamole product, we may not be able to maintain our existing market share of guacamole products.

We are subject to the risks of doing business internationally.

      We conduct a substantial amount of business with growers and customers who are located outside the United States. We purchase avocados from foreign growers, sell fresh avocados and processed avocado products to foreign customers, and operate a packinghouse and a processing plant in Mexico. For additional information about our international business operations, see the “Business” section included in this prospectus.

      Our current international operations are subject to a number of inherent risks, including:

•	Local economic and political conditions, including disruptions in trading and capital markets;

•	Restrictive foreign governmental actions, such as restrictions on transfers of funds and trade protection measures, including export duties and quotas and customs duties and tariffs;

•	Changes in legal or regulatory requirements affecting foreign investment, loans, taxes, imports, and exports; and

•	Currency exchange rate fluctuations which, depending upon the nature of the changes, may make our domestic-sourced products more expensive compared to foreign grown products or may increase our cost of obtaining foreign-sourced products.

We and our growers are subject to the risks that are inherent in farming.

      Our results of operations may be adversely affected by numerous factors over which we have little or no control and that are inherent in farming, including reductions in the market prices for our products, adverse weather and growing conditions, pest and disease problems, and new government regulations regarding farming and the marketing of agricultural products.

We are subject to rapidly changing United States Department of Agriculture (“USDA”) and Food and Drug Administration (“FDA”) regulations which govern the importation of foreign avocados into the United States and the processing of processed avocado products.

      The USDA has established, and continues to modify, regulations governing the importation of avocados into the United States. Our permits that allow us to import foreign-sourced avocados into the United States generally are contingent on our compliance with these regulations. Our results of operations may be adversely affected if we are unable to comply with existing and modified regulations and are unable to secure avocado import permits in the future.

      The FDA establishes, and continues to modify, regulations governing the production of processed avocado products. Our results of operations may be adversely affected if we are unable to comply with existing and modified regulations.

Our business could be adversely affected if we lost key members of our management.

      We are dependent on the efforts and performance of our current directors and officers. If we were to lose any key members of management, our business could be adversely affected. You should read the information under “Management” in this prospectus for additional information about our management.

The acquisition of other businesses would pose risks to our profitability.

      We intend to review acquisition prospects that would complement our business. While we are not currently a party to any agreement with respect to any acquisitions, we may acquire other businesses in the future. Future acquisitions by us could result in accounting charges, potentially dilutive issuances of equity securities, and increased debt and contingent liabilities, any of which could have a material adverse effect on our business and the market price of our common stock. Acquisitions entail numerous risks, including the assimilation of the acquired operations, diversion of management’s attention to other business concerns, risks of entering markets in which we have limited prior experience, and the potential loss of key employees of acquired organizations. We may be unable to successfully integrate businesses or the personnel of any business that might be acquired in the future, and our failure to do so could have a material adverse effect on our business and on the market price of our common stock.

Risks Related to this Offering

If you do not exercise your subscription rights in full, your percentage ownership and voting rights in Calavo will decrease.

      If you choose not to exercise your basic subscription privilege in full, your relative ownership and voting interest in Calavo will be diluted to the extent that other shareholders exercise their subscription rights. We do not know the number of shares that will actually be sold in this offering. If all 1,000,000 shares that we are offering are actually sold, our total outstanding shares of common stock will be increased by approximately 8.4% and, if you do not exercise any of your rights, your ownership percentage will be diluted by approximately 7.8%.

You may not revoke the exercise of your subscription privilege and may be committed to buy shares above the prevailing market price.

      Your election to exercise your subscription privilege is irrevocable. The market price of our common stock may decline before the subscription rights expire. If you exercise your subscription rights and the market price of our common stock decreases below $5.00, then you will have committed to buy shares of our common stock at a price above the prevailing market price.

Because the subscription price does not bear any direct relationship to our market value, our common stock may trade at prices below the subscription price after the completion of this offering.

      The subscription price of $5.00 per share was determined by our board of directors and represents a discount to the market price of our common stock on the date the subscription price was determined. The subscription price bears no direct relationship to the value of our assets, financial condition, or other established criteria for value. Our common stock may trade at prices below the subscription price after the completion of this offering, and you may never be able to sell your common stock at a price equal to or greater than the subscription price.

The issuance by us of up to 1,000,000 shares of common stock in this offering at a discount to the current market price of our stock may cause the market price of our stock to decline.

      Although our common stock is quoted on the Nasdaq National Market, it does not have a high trading volume. The last reported sales price of our common stock on the Nasdaq National Market on July 29, 2002 was $8.00 per share. The subscription price of $5.00 per share represents a discount to the current market price of our common stock, and the 1,000,000 shares that we are offering through this prospectus are equal to 8.4% of our 11,836,463 outstanding shares of common stock as of July 29, 2002. After the completion of this offering, the market price of our common stock may decline in response to the introduction into a thinly traded public market for our common stock of a substantial number of additional shares that are being issued by us at a discount to the current market price of our stock.

The purchase by our shareholders of 1,000,000 shares of common stock in this offering may adversely affect your ability to sell shares of our common stock after the completion of this offering.

      The purchase by our shareholders of 1,000,000 shares of common stock in this offering may reduce their interest in purchasing additional shares of our common stock. Our common stock is not actively traded in the public market, and the number of current shareholders who are interested in buying additional shares of common stock may be reduced as a result of this offering. We do not know how many persons who are not currently shareholders are interested in purchasing shares of our common stock. Upon completion of this offering, we will have 12,836,463 outstanding shares of common stock, assuming that we sell all 1,000,000 shares that are offered by this prospectus, and assuming that we do not issue any other shares of common stock after the date of this prospectus. As a result of these factors, you may have difficulty selling shares of common stock after the completion of this offering should you desire to do so, and you may be unable to obtain a satisfactory price for any shares that you are able to sell. If other shareholders desire to sell shares at the same time, the availability for sale of a substantial number of shares in a limited market may depress the market price of our common stock.

Because our stock price may be volatile, you may be unable to resell your shares at or above the subscription price.

      Following this offering, the price of our common stock could be highly volatile and subject to wide fluctuations in response to various factors, including:

•	quarterly variations in our operating results;

•	changes in revenues or earnings estimates or research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	our relatively small market capitalization and small trading volume;

•	general market conditions; and

•	domestic and international economic factors unrelated to our performance.

      In addition, the stock market in general, and stocks that are traded on the Nasdaq Stock Market in particular, have experienced extreme price and volume fluctuations in recent years. This volatility is often unrelated or disproportionate to the operating performance of the companies whose stock is traded on these markets.

You may have to wait to resell the shares you purchase in this offering until stock certificates are delivered to you.

      Until stock certificates are delivered, you may not be able to sell the shares of common stock that you have purchased in this offering. That means that you may have to wait until you or your broker or other nominee has received a stock certificate. We will endeavor to prepare and issue the appropriate certificates as soon as practicable after the expiration of this offering. We cannot assure you, however, that the market price of the common stock purchased pursuant to the exercise of rights will not decline below the subscription price you paid before we are able to deliver your certificates. For shares purchased pursuant to the oversubscription privilege, delivery of certificates will occur as soon as practicable after all prorations and adjustments contemplated by the terms of this offering have been effected.

You may not be able to exercise your subscription rights if you do not act promptly and follow the subscription instructions carefully.

      If you wish to purchase shares in this offering, you must act promptly to ensure that all required forms and payments are actually received by U.S. Stock Transfer Corporation prior to the expiration date. If you fail to properly complete and sign the required subscription forms, send an insufficient payment amount, or otherwise fail to follow the subscription procedures that apply to your intended purchase, the subscription agent may, at its discretion, reject your subscription or accept it to the full extent of payment received. The subscription agent and we do not have any obligation to contact you concerning, or to attempt to correct, an incomplete or incorrect subscription form.

Because we may terminate this offering at any time, your participation in this offering is not assured.

      Once you exercise your subscription rights, you may not revoke the exercise for any reason unless we amend this offering in a material respect. We may terminate this offering at any time. If we decide to terminate this offering, we will not have any obligation with respect to the subscription rights except to return any subscription payments that we received, but without the payment of any interest on those funds.

If we elect to re-borrow indebtedness under our revolving credit facilities that is repaid with the net proceeds of this offering, we will have broad discretion over the use of the re-borrowed amounts and may not obtain a satisfactory return on such amounts.

      Our management currently intends to use the net proceeds from this offering to repay a portion of the indebtedness under our revolving credit facilities. However, the repaid amounts may be re-borrowed under our credit facilities, and we are not required to use the re-borrowed amount for any specific purpose. As a result, you will have difficulty determining whether the re-borrowed proceeds are being used appropriately, and the proceeds may be used for purposes that do not increase our operating results or market value.

FORWARD-LOOKING STATEMENTS

      The prospectus contains statements relating to our future financial condition, results of operations, and business that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and that are subject to the “safe harbor” created by those sections. These statements represent our expectations or beliefs about future events and financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or by other comparable terminology.

      The forward-looking statements in this prospectus involve known and unknown risks and uncertainties that may cause our actual results to be materially different from any results expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: increased competition, the risk involved in conducting substantial amounts of business internationally, pricing pressures on agricultural products, adverse weather and growing conditions confronting avocado growers, new governmental regulations, as well as the other risks and uncertainties discussed under “Risk Factors” and elsewhere in this prospectus and the risks and uncertainties described from time to time in our Annual Reports on Form 10-K and other filings with the Securities and Exchange Commission. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, and we cannot assure you that the assumptions we used in making the forward-looking statements will prove to have been correct. The forward-looking statements are made only as of the date of this prospectus, and we undertake no obligation to update any of the forward-looking statements after the date of the prospectus, whether as a result of new information, future events, or otherwise. Therefore, you are cautioned not to place undue reliance on these forward-looking statements.

THE RIGHTS OFFERING

The Rights

      We are offering our shareholders the right to subscribe for and purchase 1,000,000 shares of our common stock at $5.00 per share. Only shareholders of record as of the close of business on the record date of July 29, 2002 will receive from us, without charge, non-transferable subscription rights to purchase common stock in this offering. You are a record holder for this purpose only if your name is registered as a shareholder with our transfer agent, U.S. Stock Transfer Corporation.

      Each whole right enables you to purchase one share of our common stock for $5.00 per share. On July 29, 2002, the last reported sales price for our common stock on the Nasdaq National Market was $8.00 per share.

      You will receive one right for every 11.836 shares of common stock that you owned as of the close of business on July 29, 2002. Your rights will be aggregated for all of the shares that you owned on that date, and then rounded down to the nearest whole number, so that you will not receive any fractional rights. You will not receive rights with respect to any unexercised options that you may hold to buy shares of our common stock.

      We are distributing to you a subscription warrant with this prospectus. The subscription warrant will evidence your subscription rights and will indicate how many rights you are receiving from us. If you execute a subscription warrant, you are agreeing that your exercise of the rights is on the terms and subject to the conditions specified in this prospectus. You may exercise any number of your rights, or you may choose not to exercise any rights. Each right carries with it the basic subscription privilege and oversubscription privilege described below.

Subscription Price

      The subscription price is $5.00 per share. The price applies to the exercise of the basic subscription privilege and the oversubscription privilege. All payments must be cleared on or before the expiration date of this offering. If this offering is terminated or if you oversubscribe for more shares than are available, your funds will be returned to you promptly, without any interest.

Basic Subscription Privilege

      The basic subscription privilege of each right entitles you to purchase one share of our common stock at a subscription price of $5.00. There is no minimum number of shares that you must purchase upon the exercise of your basic subscription privilege.

Oversubscription Privilege

      If you fully exercise your basic subscription privilege, the oversubscription privilege entitles you to subscribe for additional shares of common stock not acquired by other holders of rights in this offering at the same subscription price of $5.00 per share. By extending an oversubscription privilege to our shareholders, we are providing for the purchase of the shares (if any) that are not purchased through exercise of the basic subscription privilege.

      We will issue up to 1,000,000 shares of common stock in this offering. We will be able to satisfy your exercise of the oversubscription privilege only if other shareholders do not elect to purchase all of the shares that are offered to them under their basic subscription privilege. We will honor oversubscription privileges in full, to the extent sufficient shares are available, following the exercise of rights under the basic subscription privilege. If oversubscription requests exceed shares available, we will allocate the available shares pro rata based on the number of shares each oversubscribing shareholder purchased under the basic subscription privilege. We will not allocate to you more than the number of shares you have actually subscribed and paid for.

      Your oversubscription privilege is subject to the following conditions:

•	You must exercise the oversubscription privilege at the same time you exercise your basic subscription privilege;

•	You must exercise your basic subscription privilege in full;

•	In exercising your oversubscription privilege, you must pay the full subscription price for all the shares you are electing to purchase; and

•	Other shareholders must elect not to purchase all of the shares offered under their basic subscription privilege.

      If you are not allocated all of the shares you have subscribed for under the oversubscription privilege, you will receive a refund of any payment that you have made for the unallocated shares. The refund will be mailed as soon as practicable after completion of this offering. Interest will not be paid on amounts refunded.

      For purposes of determining whether you have exercised your basic subscription privilege in full, only rights held by you in the same capacity will be considered. For example, if you hold shares of our common stock as an individual and you exercise your basic subscription privilege in full with respect to those shares, you may exercise your oversubscription privilege with respect to those shares even if you do not exercise your basic subscription privilege with respect to shares held by you as a trustee of a trust.

      Banks, brokers, and other nominees who exercise the oversubscription privilege on behalf of beneficial owners of shares must report certain information to our subscription agent, U.S. Stock Transfer Corporation, and to us with respect to each beneficial owner who is exercising rights. Among other things, they must certify that each beneficial owner for whom they are exercising the oversubscription privilege exercised his or her basic subscription privilege in full.

No Fractional Rights or Fractional Shares

      We will not issue fractional rights or fractional shares in this offering, and we will not pay cash for any fractional rights or fractional shares to which you might otherwise be entitled. If the number of shares of common stock that you owned as of the record date would have resulted in your receipt of fractional rights, the number of rights issued to you will be rounded down to the nearest whole number. We will accept any subscription indicating a purchase of fractional shares by rounding down to the nearest whole share and refunding as promptly as practicable, without interest, any payment received for a fractional share.

      You may not divide a subscription warrant in such a way as to permit you to receive a greater number of rights than you are otherwise entitled to receive. However, a depository, bank, trust company, or securities broker or dealer holding shares of our common stock for more than one beneficial owner, may, upon proper showing to U.S. Stock Transfer Corporation, exchange its subscription warrant to obtain several subscription warrants for the number of rights to which all such beneficial owners in the aggregate would have been entitled had each beneficial owner been a holder of record.

Reasons for the Rights Offering

      We are offering the rights in order to raise equity capital. Proceeds from this offering will permit us to strengthen our balance sheet and make available funds to fuel growth in each of our business segments. We chose this rights offering over other financing alternatives to provide shareholders with the opportunity to avoid dilution by participating in the offering of the shares of common stock on a pro rata basis. If this offering is fully subscribed, we will receive $5,000,000 less the expenses of this offering, which are estimated to be $250,000.

Determination of the Subscription Price

      In determining the price at which a share of common stock may be purchased in this offering, our board of directors considered several factors, including our recent conversion to a for-profit corporation, the historic and current market price of our common stock, our business prospects, our history of profits and losses, general conditions in the securities market, our need for capital, alternatives available to us for raising capital, the amount of proceeds desired, the liquidity of our common stock, the level of risk to our investors, and the need to offer shares at a price that would be attractive to our investors relative to the then-current market price of our common stock.

      Our board of directors also considered the fact that it decided to commence this offering in January 2002 at approximately the same time that we offered our directors options to purchase shares of our common stock at $5.00 per share, which exceeded the then-current market price of our stock. Various regulatory requirements prevented us from commencing this rights offering in January 2002. The board decided that it would be appropriate to offer our shareholders the opportunity to purchase shares at the same price that was offered to the directors. We did not seek or obtain any opinion of financial advisors or investment bankers in establishing the subscription price.

      The subscription price of $5.00 per share represents a discount of $3.00 per share from the last reported sales price of our common stock of $8.00 per share on July 29, 2002.

No Board Recommendation

      Our board of directors makes no recommendation to you about whether you should exercise any or all of the rights that are being distributed to you. The exercise of your rights involves risks, and there is no guarantee that the market price of our common stock will exceed $5.00 per share after the completion of this offering. Among other things, your should carefully consider the risks that are described under the heading “Risk Factors” beginning on page 8 of this prospectus.

Intention of Our Directors and Executive Officers

      Our directors and executive officers have not made any commitment to us regarding the extent to which they will exercise their basic subscription and oversubscription privileges. However, we anticipate that most, if not all, of our directors and executive officers will exercise their basic subscription privilege, either in full or in part, and that some of our directors and executive officers will also exercise their oversubscription privilege.

Plan of Distribution

      We are offering shares of our common stock directly to you pursuant to this offering. We have not engaged an underwriter or a broker or other selling agent in connection with the solicitation of subscription exercises, and no underwriting or brokerage fees or commissions will be paid by us in this offering. Certain of our officers and employees may solicit responses from you, but they will not receive any commissions or compensation for such services other than their normal compensation. We will pay the fees and expenses of our subscription agent, U.S. Stock Transfer Corporation, and we have agreed to indemnify the subscription agent against certain liabilities that it may incur in connection with this offering.

      On or about August 1, 2002, we will mail this prospectus, subscription warrants evidencing the rights, and related documents to our shareholders of record as of the close of business on July 29, 2002. Shares of common stock that are purchased upon exercise of the rights will trade on the Nasdaq National Market.

      We expect that brokers, banks, and other holders of record who hold shares of our common stock for beneficial owners will forward a copy of this prospectus and the related subscription documents to those beneficial holders in adequate time to permit beneficial holders to instruct these record holders as to their investment decisions. We have engaged U.S. Stock Transfer Corporation to assist in the distribution of this prospectus and the related subscription documents. U.S. Stock Transfer Corporation will process all subscription warrants that are received from our holders of record.

Issuance of Stock Certificates

      Stock certificates for shares purchased in this offering will be issued by U.S. Stock Transfer Corporation as promptly as practicable after the completion of this offering. The subscription agent will deliver subscription payments to us only after the issuance of stock certificates to shareholders who have exercised their rights. You will have no rights as a shareholder with respect to shares subscribed for in this offering until a stock certificate is issued to you.

No Revocation of Your Subscription Exercise

      Once you have exercised your basic subscription privilege and, if you so elect, your oversubscription privilege, you may not revoke or amend that exercise unless we elect to amend the material terms of this offering. If we amend the material terms of this offering, you will have the right to cancel your subscription and promptly receive any funds you have delivered, without interest, or to reaffirm your exercise of your subscription rights under the terms of the offering as so amended.

Expiration Time and Date

      This offering will expire at 5:00 p.m., Pacific Daylight Time, on August 30, 2002, unless we extend the expiration date. We do not currently intend to extend the expiration date.

      Rights not exercised by the expiration time and date will automatically expire and become null and void. We are not obligated to honor any purported exercise of rights which the subscription agent receives after the expiration of this offering, regardless of when you sent the documents relating to that exercise, unless you used the guaranteed delivery procedures described below.

Termination or Amendment of this Offering

      We reserve the right to terminate or amend this offering at any time and for any reason. If this offering is terminated, all subscription funds received from shareholders will be refunded without interest. If we amend this offering in a manner that we consider material, we will (1) mail notice of the amendment to all shareholders of record as of the record date, (2) extend the expiration date by at least ten days, and (3) offer all subscribers no less than ten days to revoke any subscription already submitted. The extension of the expiration date will not, in and of itself, be treated as a significant amendment for these purposes.

Non-Transferability of the Rights

      The rights are not transferable. They may be exercised only by the persons to whom they are issued. However, rights may be transferred by operation of law in the event of the death of the record holder of shares or the dissolution of a record holder that is a corporation, partnership, or other entity. In the event of the death or dissolution of the record holder prior to the exercise of the shareholder’s rights, the legal representative of the shareholder should contact U.S. Stock Transfer Corporation for information regarding the exercise of the subscription warrant. Neither we nor U.S. Stock Transfer Corporation will bear any responsibility if the successors of a deceased or dissolved shareholder are unable to exercise the shareholder’s rights prior to the expiration of this offering.

Consequences of a Failure to Exercise Rights

      You will retain your current number of shares of our common stock even if you do not exercise your rights. However, if other shareholders exercise their rights and you do not, your relative percentage ownership of our common stock will decrease, and your relative voting rights and economic interests will be diluted. If we sell all of the 1,000,000 shares that are offered by this prospectus, our total outstanding shares of common stock will be increased by approximately 8.4% based upon the number of shares of common stock that are outstanding as of July 29, 2002; and, if you do not exercise any of your rights, your percentage interest as a shareholder will be diluted by approximately 7.8%.

Procedures to Exercise Rights

      Before exercising any rights, you should carefully read this prospectus and the subscription warrant, instructions, and other documents that accompany this prospectus. If you have any questions, please call U.S. Stock Transfer Corporation at (818) 502-1404.

      In order to exercise your rights, you must:

•	Complete and sign your subscription warrant; and

•	Deliver the subscription warrant and any other required documents, together with payment in full of the subscription price for each share that you desire to purchase under your basic subscription privilege and oversubscription privilege, to U.S. Stock Transfer Corporation on or before the expiration date and time of this offering (unless delivery of the subscription warrant is effected after the expiration date pursuant to the guaranteed delivery procedures described below), at the following address.

U.S. Stock Transfer Corporation

1745 Gardena Avenue
Glendale, California 91204-2991

      All subscription warrants, subscription payments, and related documents should be sent to U.S. Stock Transfer Corporation. Please do not send any of those documents or payments to us.

      The method of delivery of the subscription warrant and the payment of the subscription price is at your election and risk. If you send your subscription warrant and/or payment by mail, we advise you to use registered mail, properly insured, with return receipt requested. You should also allow sufficient time to ensure delivery to U.S. Stock Transfer Corporation and clearance of payment prior to the expiration of this offering.

      If you do not indicate the number of rights being exercised, or do not forward sufficient payment for the number of rights that you indicate are being exercised, then we will accept the subscription forms and payment only for the maximum number of rights that may be exercised based on the actual payment delivered. We will make this determination as follows: (1) you will be deemed to have exercised the basic subscription privilege to the full extent of the payment received; and (2) if any funds remain, you will be deemed to have exercised the oversubscription privilege to the extent of the remaining funds. U.S. Stock Transfer Corporation will return any payment not applied to the purchase of shares under the rights offering procedures to those who made these payments as soon as practicable by mail. Interest will not be payable on amounts refunded.

Payment of the Subscription Price

      You must pay for all shares that you subscribe for by:

•	Check drawn upon a U.S. bank, or U.S. postal or express money order, payable to the order of U.S. Stock Transfer Corporation, as Subscription Agent; or

•	Wire transfer of funds to the account that U.S. Stock Transfer Corporation maintains for this offering at the Pacific Western Bank, Santa Monica, California, ABA No. 122 238 200, Account No. 004-900405, for the benefit of U.S. Stock Transfer Corporation as agent for Calavo Growers, Inc.

      The subscription price will be considered received by the subscription agent only upon:

•	Clearance of a personal check;

•	Receipt by U.S. Stock Transfer Corporation of a certified or cashier’s check drawn upon a U.S. bank or of a U.S. postal or express money order; or

•	Receipt of funds wired to U.S. Stock Transfer Corporation’s account designated above.

      Funds paid by uncertified personal check may take several business days to clear. Accordingly, if you wish to pay the subscription price by uncertified personal check, you should make payment sufficiently in advance of the expiration date to ensure its receipt and clearance by that date. We advise you to make payment by means of certified or cashier’s check, money order, or wire transfer of funds. If you intend to pay the subscription price by personal check, we recommend that you deliver the subscription payment to U.S. Stock Transfer Corporation at least one week before the expiration date of this offering. If your personal check does not clear before the expiration date you will not receive any shares, and our only obligation will be to return your subscription payment, without interest.

Notice of Guaranteed Delivery

      If you wish to exercise your rights, but you will not be able to deliver your subscription warrant to U.S. Stock Transfer Corporation prior to the expiration of this offering, you may nevertheless exercise the rights if:

•	Prior to the expiration of this offering, U.S. Stock Transfer Corporation receives (1) payment for each share you subscribe for pursuant to your basic subscription privilege and, if applicable, your oversubscription privilege and (2) a properly executed guarantee notice from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or from a commercial bank or trust company having an office or correspondent in the United States guaranteeing the delivery to U.S. Stock Transfer Corporation of the subscription warrant evidencing the rights to be exercised within three Nasdaq National Market trading days following the date of that notice; and

•	Within this three-day trading period, U.S. Stock Transfer Corporation receives the properly completed subscription warrant with any signatures guaranteed as required.

      You may deliver the guarantee notice referred to above to U.S. Stock Transfer Corporation in the same manner as you would deliver the subscription warrant. A form of “Notice of Guaranteed Delivery” that you may use for this purpose accompanies this prospectus. The notice may also be transmitted to U.S. Stock Transfer Corporation by facsimile at (818) 502-1737, but you should confirm receipt of the facsimile by calling the subscription agent at (818) 502-1404.

Shares Held by Brokers and Other Nominees

      If you are a broker, depository for securities, or other nominee holder of common stock for beneficial owners of our common stock, we are requesting you to contact the beneficial owners as soon as possible to obtain instructions and related certifications concerning their rights. Our request to you is further explained in the suggested form of letter of instructions from nominee holders to beneficial owners that accompanies this prospectus.

      To the extent so instructed, nominee holders should complete appropriate subscription warrants on behalf of beneficial owners and, in the case of any exercise of the oversubscription privilege, the related form of “Nominee Holder Certification” that accompanies this prospectus, and then submit those documents on a timely basis to U.S. Stock Transfer Corporation with the proper payment.

      If you beneficially own shares of our common stock in a brokerage, bank, or other custodial or nominee account, and if you desire to exercise rights, you should promptly send signed instructions to the person holding your shares in order to exercise rights. A form of beneficial owner instructions to a broker or other nominee accompanies this prospectus. Your broker, bank, or other custodian or nominee holding your shares is the record holder of your shares and will have to act on your behalf in order for you to exercise rights. If you exercise rights through a broker or other record holder of your shares, you are responsible for paying any fees that may be charged by that person.

Foreign, APO, and FPO Addresses

      We are mailing this prospectus, subscription warrants, and other offering documents to shareholders whose addresses are outside the United States or who have Army Post Office or Fleet Post Office addresses. To exercise their rights, those shareholders must comply with the procedures and deadlines that are described above for the delivery to U.S. Stock Transfer Corporation of the subscription price, subscription warrants, and any other required documents. Otherwise, their rights will expire on the expiration date of this offering.

Right to Block Exercise Due to Regulatory Issues

      We are not required to issue shares in this offering to anyone who, in our opinion, is required to obtain prior approval or clearance from any state, federal, or foreign regulatory authority to own or control such shares if such approval or clearance has not been obtained prior to the expiration of this offering.

Resolution of Questions, Defects, and Irregularities Regarding the Exercise of Rights

      We are entitled to resolve all questions concerning the timeliness, validity, form, and eligibility of any exercise of rights. Our determination of such questions will be final and binding. We, in our sole discretion, may waive any defect or irregularity, permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right because of any defect or irregularity.

      Subscription warrants will not be considered received or accepted until all irregularities have been waived or cured within such time as we determine, in our sole discretion. Neither we nor U.S. Stock Transfer Corporation has any duty to give notification of any defect or irregularity in connection with the submission of subscription warrants or any other required document, and neither of us will incur any liability for failure to give such notification. We also reserve the right to reject any exercise of rights if it is not in accordance with the terms of this offering, is not in proper form, or is unlawful.

Material Federal Income Tax Consequences

      The following is a summary of material federal income tax consequences to shareholders relating to the distribution and exercise of the rights. This summary is based on provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date of this prospectus and all of which are subject to change, possibly on a retroactive basis. This summary is limited to persons who have held our common stock, and who will hold the rights and any shares acquired upon the exercise of the rights, as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code. This summary does not address all of the tax consequences that may be relevant to particular holders in light of their personal circumstances, or to holders who are subject to special rules (such as banks and other financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, insurance companies, tax-exempt organizations, and foreign taxpayers). In addition, this summary does not include any description of the tax laws of any state, local, or non-U.S. government that may be applicable to a particular holder.

      You are advised to consult with your own tax advisor with respect to the particular federal income and estate tax consequences to you of this offering, as well as the tax consequences under state, non-U.S., and other tax laws and the possible effects of changes in tax laws.

      No Gain on Receipt of the Rights. As an owner of common stock, you will not recognize taxable income as a result of our distribution of the rights to you.

      Basis in the Rights. If, on the date of distribution, the fair market value of the rights distributed to a shareholder with respect to the shareholder’s stock is 15% or more of the fair market value of that stock, the adjusted basis of the stock must be allocated between the stock and the rights based upon their relative fair market values. We expect that the fair market value on the date of distribution of the rights will be less than 15% of the fair market value of our common stock that you already own, in which case your basis in the rights will be zero, unless you elect under Section 307 of the Internal Revenue Code to determine the basis of the stock and the rights under the method of allocation described in the previous sentence.

      Expiration of the Rights. If the rights we are distributing to you expire unexercised, you will not recognize any gain or loss, and no adjustment will be made to the basis of the common stock that you own.

      Exercise of the Rights. You will not recognize any gain or loss upon the exercise of the rights. Your basis in the shares that you acquire through your exercise of the rights will be equal to the sum of the subscription price you pay for the shares and your basis in those rights, if any. The holding period for the shares you acquire through your exercise of the rights will begin on the day following the date of acquisition.

      Sale of Shares. Upon the sale of any shares that you acquire through your exercise of the rights, you will recognize gain or loss in an amount equal to the difference between the amount realized and your basis in the shares. Gain or loss upon the sale of the shares will be long-term capital gain or loss if your holding period for the shares is more than one year.

Questions About this Offering

      If you have any questions about this offering, need additional copies of offering documents, or otherwise need assistance, please contact U.S. Transfer Corporation at (818) 502-1404. You can also write to U.S. Stock Transfer Corporation at 1745 Gardena Avenue, Glendale, California 91204-2991.

USE OF PROCEEDS

      We estimate that the net proceeds of this offering will be approximately $4,750,000. We currently intend to use these proceeds to repay a portion of our indebtedness under our revolving credit facilities. As of April 30, 2002, we had $11,000,000 of outstanding debt under our revolving credit facilities, and we had the ability to borrow an additional $15,500,000. We will use the proceeds of this offering to repay approximately $4,750,000 of loans under our revolving credit facilities. The amounts repaid from the proceeds of this offering may be re-borrowed, and such re-borrowed amounts may be used for such purposes and in such amounts as management determines in its discretion. The loans under our revolving credit facilities are payable in various installments through November 2005 and bear interest at variable rates which approximated a weighted-average rate of 2.76% at April 30, 2002.

      The foregoing information represents our current intention as to the use of the net proceeds of this offering. We may find it necessary or advisable to use the net proceeds for other corporate purposes.

PRICE RANGE OF OUR COMMON STOCK

      On March 18, 2002, our common stock began trading on the OTC Bulletin Board under the symbol “CVGW.” On July 19, 2002, our common stock began trading on the Nasdaq National Market under the symbol “CVGW.”

      Prior to March 18, 2002, a public trading market did not exist for our common stock. The stock was not listed on a securities exchange, and shares were transferred only if federal and state securities registration exemptions were satisfied. From time to time, we distributed to our shareholders lists of shareholders who had indicated an interest in purchasing or selling shares of stock, and the purchasing and selling shareholders then privately negotiated the terms of such transactions.

      The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the OTC Bulletin Board.

Fiscal 2002	High		Low

Second Quarter (from March 18, 2002)	$12		$6
Third Quarter (through July 29, 2002)	$8	19/32	$7

      As of July 29, 2002, there were approximately 1,670 shareholders of record of our common stock, and the last reported sales price of our common stock on the Nasdaq National Market on July 29, 2002 was $8.00 per share.

DIVIDEND POLICY

      During the year ended October 31, 2001, we paid dividends of approximately $4,973,000, or $0.48 per share, to our shareholders. For additional information pertaining to the Cooperative’s historical cash dividend payments, see “Selected Consolidated Financial Data” elsewhere in this prospectus. On February 15, 2002, we paid a 5% stock dividend to shareholders of record on February 1, 2002.

      Any future determination to pay either cash or stock dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, loan agreement restrictions, and such other factors as the board of directors deems relevant.

CAPITALIZATION

      The following table shows our capitalization as of April 30, 2002 on an actual basis and as adjusted to reflect our receipt and application of estimated net proceeds of $4,750,000 from this offering as described in “Use of Proceeds.” You should read this table in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	April 30, 2002

	Actual	As Adjusted

	(In thousands)
Short-term borrowings	$11,000	$6,250
Current portion of long-term obligations	444	444
Long-term obligations, less current portion	3,142	3,142
Shareholders’ equity:
Common stock ($0.001 par value; 100,000,000 shares authorized; 11,836,000 shares issued and outstanding, actual; and 12,836,000 shares issued and outstanding, as adjusted)	12	13
Additional paid-in capital	19,487	24,236
Notes receivable from shareholders	(6,632)	(6,632)
Retained earnings	10,277	10,277

Total shareholders’ equity	23,144	27,894

Total capitalization	$37,730	$37,730

SELECTED CONSOLIDATED FINANCIAL DATA

      The following summary consolidated financial data (other than pounds information) for each of the years in the five-year period ended October 31, 2001 are derived from the audited consolidated financial statements of Calavo Growers, Inc. and our predecessor, Calavo Growers of California. Such data for the six-month periods ended April 30, 2001 and 2002 have been derived from our unaudited consolidated financial statements. The selected financial data as of and for the years ended October 31, 2000, 1999, and 1998 have been restated to correct an error in the computation of income taxes relating to the member business of Calavo Growers of California. See Note 14 to our consolidated financial statements that are included elsewhere in this prospectus for additional information about this restatement. Historical results are not necessarily indicative of results that may be expected in any future period. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto that are included elsewhere in this prospectus.

	Fiscal Year Ended October 31,								Six Months Ended April 30,

	1997	1998		1999		2000	2001		2001	2002

		(Restated)		(Restated)		(Restated)

	(In thousands, except per share data)
Income Statement Data:
Net sales	$147,376	$148,641		$177,303		$219,983	$217,684		$91,714	$101,841
Gross margin	15,987	16,548		14,863		22,094	21,011		7,315	10,693
Operating income (loss)	(144)	2,094		663		7,099	6,150		1,146	4,582
Tax provision (benefit)	(319)	1,194		229		2,430	2,744		698	2,011
Net income	266	1,184		244		4,476	3,838		975	2,583
Basic and diluted net income per share(1)	$0.03	$0.12		$0.02		$0.43	$0.37		$0.09	$0.23
Balance Sheet Data as of End of Period:
Working capital	10,503	11,162		9,153		12,560	9,799		6,640	11,878
Total assets	34,115	33,423		45,341		46,485	52,368		56,161	58,691
Short-term debt	2,525	475		9,148		9,486	16,241		14,110	11,444
Long-term debt, less current position	3,468	4,794		4,331		3,820	3,429		3,583	3,142
Shareholders’ equity	16,147	17,054		16,476		21,066	20,029		17,277	23,144
Cash Flows (Used in) Provided by:
Operations	(844)	1,464		(6,341	)(2)	2,958	1,161		3,309	3,950
Investing	(786)	(3,284	)(3)	(1,523)		(1,685)	(2,029)		(1,441)	(566)
Financing	(445)	167		6,920	(2)	(1,239)	1,433		(562)	(4,552)
Other Data:
Dividends per share(1)	$0.05	$0.16		$0.11		$—	$0.48	(1)	$0.48 (1)	$— (1)
Net book value per share	$1.68	$1.77		$1.67		$2.02	$1.91		$1.65	$1.96
Pounds of California avocados delivered	104,158	91,698		82,227		119,247	158,449		51,386	70,873
Pounds of international avocados sold	11,672	20,957		32,630		42,300	44,935		29,748	47,305
Pounds of processed avocados sold	13,614	11,644		13,147		14,962	14,788		6,588	6,478

(1)	Dividends per share for fiscal 2001 represent the payment of our dividend to shareholders for the results of our fiscal 2000 operations. We did not declare a cash dividend in connection with our fiscal 2001 operating results. In December 2001, we declared a 5% stock dividend payable February 15, 2002 for all shareholders of record as of February 1, 2002. Basic and diluted earnings per share for all periods presented have been restated to reflect the 5% stock dividend.

(2)	Cash flows used in operations for fiscal 1999 include the effect of higher accounts receivable balances as of October 31, 1999 when compared to October 31, 1998. The increase in accounts receivable during the year is a result principally of higher California and imported avocado sales. Cash flows from financing activities for fiscal 1999 relate principally to amounts borrowed under short-term borrowing agreements to finance our increased operating cash flow needs and fund our fiscal 1998 investing activities.

(3)	Cash flows used in investing activities for fiscal 1998 reflect amounts expended in purchasing our corporate headquarters building and capital expenditures made to complete construction of our Mexican packinghouse.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial Data” and our consolidated financial statements and notes thereto that appear elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those presented under “Risk Factors” beginning on page 8 and elsewhere in this prospectus.

Overview

      We are a leader in the distribution of avocados, processed avocado products, and other perishable food products throughout the United States and elsewhere in the world. Our history and expertise in handling California grown avocados has allowed us to develop a reputation of delivering quality products at competitive prices while providing a superior return to our growers. This reputation has enabled us to expand our product offering to include avocados sourced on an international basis, processed avocado products, and other perishable foods. These operations are reported by us in three business segments: California avocados, processed products, and international avocados and perishable food products.

      Our California avocado business grades, sizes, and packs avocados grown in California for distribution to our customers. We operate two packinghouses in Southern California that handled approximately 37.5% of the California avocado crop during the fiscal year ended October 31, 2001. As a significant portion of our costs are fixed, our operating results and the returns we pay our growers are highly dependent on the volume of avocados delivered to our packinghouses. Our strategy calls for continued efforts in aggressively recruiting new growers, retaining existing growers and procuring a larger percentage of the California avocado crop to improve the results from operations. Additionally, we plan to leverage our expertise in distributing quality avocado products and securing competitive prices for the products we handle.

      Our processed products business procures avocados, processes the avocados into a wide variety of guacamole products, and distributes the processed product to our customers. We operate a processing plant in Mexico and a second facility in Southern California. Our customers include both food service industry and retail businesses. Our strategy calls for the development of new guacamole recipes and other processed avocado products that address the diverse taste of today’s consumers. We also seek to expand our relationships with major food service companies and develop alliances that will allow our products to reach a larger percentage of the marketplace. We believe that our expertise in delivering quality products at competitive prices to our customers will enhance our operating results.

      Our international and perishable food products business procures avocados grown in Mexico, Chile, and New Zealand, as well as papayas grown in Hawaii. We operate a packinghouse in Mexico that handled approximately 33.0% of the Mexican avocado crop bound for the United States market during the 2000-2001 Mexican harvest season. Additionally, during the 2000-2001 Chilean avocado harvest season, we handled approximately 20.0% of the Chilean avocado crop. Our strategy is to procure and sell the internationally grown avocados to complement our distribution efforts in support of California grown avocados. We believe that the introduction of these avocados, although competitive at times with California grown avocados, provides a level of supply stability that may in the long term solidify the demand for avocados among consumers in the United States and elsewhere in the world. Our efforts in distributing papayas grown in Hawaii complement our offerings of avocados. From time to time, we continue to explore distribution of other crops that provide reasonable returns to the business.

      Our California avocado and international and perishable food product businesses are highly cyclical and characterized by rapid crop volume and price changes. Furthermore, the operating results of all of our businesses, including our processed product business, have been, and will continue to be, affected by substantial quarterly and annual fluctuations and market downturns due to a number of factors, such as pests and disease, weather patterns, changes in demand by consumers, the timing of the receipt, reduction, or cancellation of significant customer orders, the gain or loss of significant customers, market acceptance of our products and our customers’ products, our ability to develop, introduce, and market new products on a timely basis, availability and cost of avocados and supplies from growers and vendors, new product introductions by our competitors, change in the mix of avocados and processed products we sell, and general economic conditions. However, we believe that we are currently positioned to address these risks and deliver favorable operating results for the foreseeable future.

Recent Developments

      On October 9, 2001, we completed a series of transactions whereby common and preferred shareholders of Calavo Growers of California, an agricultural marketing cooperative association, exchanged all of their outstanding shares for shares of our common stock. Concurrently with this transaction, the Cooperative was merged into us with Calavo emerging as the surviving entity. These transactions had the effect of converting the legal structure of the business from a non-profit cooperative to a for-profit corporation. The merger and the conversion were approved on an overwhelming basis by both the Cooperative’s shareholders and our board of directors. Prior to the merger, the Cooperative reported results of operations as constituting either member (the packing and distribution of avocados procured from either members or associate members) or non-member business (non-member business included both the processed product business and the sourcing and distribution of all crops that were not procured from the Cooperative’s members). We have realigned our businesses to combine within our California avocado segment the results of operations of both the California avocados grown previously by members and those that were procured from non-members. We believe that this presentation provides an enhanced view of the results of our California operations and a better framework to evaluate the results of our various operations.

      In January 2002, members of the board of directors elected to exercise options to purchase 1,005,000 shares of common stock pursuant to our directors’ stock option plan. The exercise price of $5.00 per share was paid by full-recourse promissory notes and/or cash. The exercise of these stock options and the eventual repayment of these notes will have the effect of increasing our total assets and shareholders’ equity by approximately $5.0 million.

      On February 15, 2002, we paid a 5% stock dividend to all shareholders of record as of February 1, 2002. Basic and diluted earnings per share for all periods presented have been restated to reflect the stock dividend.

      On March 18, 2002, the employee stock plan previously approved by our board of directors was ratified by our shareholders at our annual shareholders’ meeting. On March 28, 2002, we awarded selected employees the opportunity to purchase approximately 473,000 shares of common stock at $7.00 per share, the closing price of our common stock on the date prior to the grant. The plan also provides for us to advance some, or all, of the purchase price of the purchased stock to the employee upon the execution of a full-recourse promissory note at prevailing interest rates. Through the expiration date of the awards, 84 employees had elected to purchase approximately 280,000 shares of our common stock.

Critical Accounting Policies and Estimates

      When we prepare our consolidated financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. The estimates and assumptions are evaluated on an on-going basis and are based on historical experience and other factors that management believes are reasonable. Estimates and assumptions include, but are not limited to, the areas of customer and grower receivables, inventories, useful lives of property, plant and equipment, marketing programs, income taxes, retirement benefits, and commitments and contingencies. The accounting estimates that we believe involve the most complex judgments, and are the most critical to the accurate reporting of our financial condition and results of operations, include the following:

      Grower Advances. We advance funds to third-party growers primarily in California and Mexico for various farming needs. These advances are generally secured with a crop lien or other collateral owned by the grower. We continuously evaluate the ability of these growers to repay advances and the fair value of the collateral to ascertain the need to record an allowance.

      Marketing Programs. We offer incentives and other promotions to our customers in the normal course of business. These promotional costs are accrued based on our estimates. We believe that historical data with respect to these incentives provide for a sufficient basis to reasonably estimate actual costs. Should our actual costs exceed these estimated amounts, additional accruals may be required.

Fiscal Years 2001, 2000, and 1999 — Analysis of Operations

Net Sales

      We believe that the events of September 11, 2001, coupled with the recent general economic downturn, have had, and may continue to have, an impact on consumer consumption patterns. These events may be detrimental to the restaurant industry as consumers attempt to reduce their cash outflows.

      We recognize sales of perishable products when the product is shipped, title passes, and the market price is known. Service revenue, including freight, ripening, and palletization charges, are recorded when services are performed. We generally recognize sales from processed product sales directly to our customers upon shipment and transfer of title. We provide for sales returns and other allowances at the time of shipment based on our experience. The following table summarizes our net sales by business segment:

	2001	Change	2000	Change	1999

	(Dollars in thousands)
Net sales:
California avocados	$149,158	0.1%	$149,022	28.5%	$115,944
Processed products	26,293	(3.5)%	27,238	5.8%	25,743
International avocados and perishable food products	50,689	(0.3)%	50,850	16.2%	43,774
Eliminations	(8,456)		(7,127)		(8,158)

Total net sales	$217,684	(1.0)%	$219,983	24.1%	$177,303

As a percentage of net sales:
California avocados	66.0%		65.6%		62.5%
Processed products	11.6%		12.0%		13.9%
International avocados and perishable food products	22.4%		22.4%		23.6%

	100.0%		100.0%		100.0%

California Avocados

      Net sales delivered by the business increased by approximately $136,000, or 0.1%, from fiscal 2000 to 2001. The increase in sales is a reflection of an increase in the volume of avocados delivered by our growers of 32.9%, or approximately 39.2 million pounds. Although the quality of the avocados sold remained comparable to those delivered during fiscal 2000, the average size of the avocados delivered was one size smaller. The significant increase in the volume of California grown avocados handled by the industry, coupled with increasing deliveries of Mexican and Chilean grown avocados, resulted in pricing pressures that caused average selling prices to fall proportionately with the volume increase. Effective November 1, 2001, the United States Department of Agriculture approved the distribution of Mexican grown avocados into 12 new states, which we believe will result in continued pressure on average selling prices.

      Net sales delivered by the business increased by approximately $33.1 million, or 28.5%, from fiscal 1999 to 2000. Although the number of pounds we received from our growers increased by 45.0%, or 37.0 million pounds, pricing remained fairly stable due to increasing consumer demand for avocados. We attribute a portion of the increased demand for avocados to industry-wide programs to promote avocados and changes in consumer behavioral patterns.

Processed Products

      For fiscal 2001 and 2000, net sales include approximately $3.7 million and $3.1 million of intercompany sales between our Mexicali and Santa Paula processing plants, which are eliminated in our consolidated financial results. For fiscal 2001, when compared to fiscal 2000, sales to third-party customers decreased by approximately $1.5 million, or 6.0%, from $24.1 million to $22.6 million. The decrease is consistent with a decline in the volume of processed avocado product sold of 174,000 pounds, or 1.2%. During 2001, we continued to experience increased competition from Mexican producers trying to make inroads into the United States marketplace. This increased competition, particularly in the food service market, has resulted in pricing pressures that have required our sales force to provide additional promotional programs and rebates to some of our customers.

      For fiscal 2000 and 1999, net sales include approximately $3.1 million and $4.4 million of intercompany sales between our Mexicali and Santa Paula processing plants, which are eliminated in our consolidated financial results. For fiscal 2000, when compared to fiscal 1999, sales to third-party customers increased by approximately $2.8 million, or 13.1%, from $21.3 million to $24.1 million. The growth in net sales reflects an increase in the volume of processed avocado product sold of 1.8 million pounds, or 13.8%, offset by a decrease in average selling prices. Increases in net sales to our food service industry customers were partially offset by a decrease in net sales to retail and club stores. During 2000, competition from Mexican producers adversely impacted average sales prices when compared to prior years.

International and Perishable Food Products

      For fiscal 2001 and 2000, net sales include approximately $3.9 million and $4.0 million of intercompany sales between our Uruapan packinghouse and our Mexicali processing plant, which are eliminated in our consolidated financial results. For fiscal 2001, when compared to fiscal 2000, sales to third-party customers decreased by approximately $100,000, or 0.2%, from $46.9 million to $46.8 million. Although net sales remained essentially flat, the volume of avocados sold increased by 2.6 million pounds, or 6.2%. In particular, the volume of Chilean grown avocados imported into the United States increased by 5.9 million pounds offset by a slightly lower volume of pounds imported from Mexico and New Zealand. The increased volume of avocados arriving from Chile caused pricing pressures that resulted in decreases in average selling prices.

      For fiscal 2000 and 1999, net sales include approximately $4.0 million and $3.8 million of intercompany sales between our Uruapan packinghouse and our Mexicali processing plant, which are eliminated in our consolidated financial results. For fiscal 2001, when compared to fiscal 2000, sales to third-party customers increased by approximately $6.9 million, or 17.2%, from $40.0 million to $46.9 million. The growth in net sales reflects an increase of approximately 9.7 million pounds of avocados, or 29.6%, partially offset by lower average selling prices.

Gross Margins

      The following table summarizes our gross margins and gross profit percentages by business segment:

	2001	Change	2000	Change	1999

	(Dollars in thousands)
Gross Margins:
California avocados	$13,334	66.8%	$7,996	17.5%	$6,804
Processed products	6,156	(43.0)%	10,806	29.1%	8,370
International avocados and perishable food products	1,521	(53.8)%	3,292	NM	(311)

Total gross margins	$21,011	(4.9)%	$22,094	48.7%	$14,863

Gross profit percentages:
California avocados	8.9%		5.4%		5.9%
Processed products	23.4%		39.7%		32.5%
International avocados and perishable food products	3.0%		6.5%		(0.7)%
Consolidated	9.7%		10.0%		8.4%

(NM is Not Meaningful)

      Our cost of goods sold consists predominantly of fruit costs, packing materials, freight and handling, labor and overhead (including depreciation) associated with preparing food products, and other direct expenses pertaining to products sold. Gross margins decreased by approximately $1.1 million, or 4.9%, from fiscal 2000 to 2001, principally as a result of decreases in the gross profit percentages realized by our processed products and international avocado and perishable food products segments, which were partially offset by improved gross profit percentages achieved by our California avocado segment. Gross margins increased by approximately $7.2 million, or 48.7%, from fiscal 1999 to 2000, principally as a result of improved gross profit percentages achieved by our processed products and international avocados and perishable food products segments, which were offset by a slight decrease in gross profit percentages realized by our California avocado segment.

      Gross margins and gross profit percentages for our California avocado business are largely dependent on the current market prices of avocados and the volume of avocados packed by our packinghouses. During fiscal 2001, our growers received an average return of $0.62 per pound, as compared to $0.88 per pound in fiscal 2000, whereas the volume of avocados delivered by our growers increased by approximately 39.2 million pounds. During fiscal 2000, our growers received an average return of $0.88 per pound as compared to $1.21 per pound in fiscal 1999, whereas the volume of avocados sold increased by approximately 37.0 million pounds. Freight and handling costs increased by approximately $1.2 million, from $1.8 million for fiscal 2000 to $3.0 million for fiscal 2001 primarily as a result of a higher volume of avocado deliveries to our customers. During fiscal 2000, freight and handling costs increased by approximately $0.7 million, from $1.1 million in fiscal 1999 to $1.8 million during fiscal 2000.

      Gross margins and gross profit percentages for our processed product business are largely dependent on the price of avocados used in preparing guacamole. The cost of avocados used in the preparation of our processed products increased by 40.4% from fiscal 2000 to 2001, principally due to a lower volume of Mexican avocados available for processing. The lower volume of Mexican avocados available for processing caused us to purchase higher-priced avocados grown in California to meet the segment’s volume sales requirements. The cost of avocados used in the preparation of our processed products increased by 28.0% from fiscal 1999 to 2000, principally due to higher prices for avocados having the necessary quality for preparing processed products.

      The gross margin and gross profit percentage for our international avocado and perishable food products business is dependent on the volume of fruit handled and the competitiveness of the returns that we provide to the growers. For example, the gross margins we earn on avocados procured from Chile and New Zealand, as well as papayas grown in Hawaii, are generally based on a commission agreed to with the growers that is subject to incentive provisions. These provisions provide for us to deliver returns to growers that are competitive with those delivered by other handlers. Accordingly, the gross margin results for this business are a function of the volume handled and the competitiveness of the sales prices that we realize as compared to others. Our business with Mexican growers differs in that we operate a packinghouse in Mexico and purchase avocados directly from the field. Consequently, the gross margin and gross profit percentages generated by our Mexican operations are significantly impacted by the volume of avocados handled by our packinghouse. During fiscal 2001, our gross margin declined 53.8% from approximately $3.3 million in fiscal 2000 to approximately $1.5 million in fiscal 2001. During fiscal 2000, our gross margin increased from a loss of approximately $311,000 during fiscal 1999 to a gain of approximately $3.3 million. For both fiscal years, the change in gross margin was impacted by the competitiveness of our sales prices we received in marketing avocados from Chile and New Zealand. Additionally, the volume of avocados sold that were processed at our Mexican packinghouse decreased by approximately 2.2 million pounds, or 9.7%, from fiscal 2000 to 2001, whereas the volume of pounds of Mexican avocados sold in fiscal 2000 increased by approximately 5.3 million pounds, or 31.5%, from 1999.

Selling, General and Administrative

	2001	Change	2000	Change	1999

	(Dollars in thousands)
Selling, general and administrative	$14,861	(0.9)%	$14,995	5.6%	$14,200
Percentage of net sales	6.8%		6.8%		8.0%

      Selling, general and administrative expenses include costs of marketing and advertising, sales expenses, and other general and administrative costs. Selling, general and administrative expenses decreased by approximately $134,000 from fiscal 2000 to 2001. The decrease is attributable to a decrease in corporate expenses of $1.4 million and advertising expenses for processed products of $0.3 million, offset by $1.0 million in additional selling expenses and $0.5 million in costs related to the conversion of the business to a for-profit corporation. Selling, general and administrative expenses increased by $795,000 from fiscal 1999 to fiscal 2000. The increase is attributable to the write-off of a $0.7 million account receivable and $0.8 million in expenses incurred in the implementation of a financial and reporting software upgrade offset by a decrease in marketing and sales costs of $0.7 million.

Other Expense (Income), Net

	2001	Change	2000	Change	1999

Other expense (income), net	$(432)	NM	$193	1.6%	$190
Percentage of net sales	0.2%		0.1%		0.1%

(NM is Not Meaningful)

      Other expense (income), net includes interest income and expense generated in connection with our financing and operating activities, as well as certain other transactions that are outside of the course of normal operations. During fiscal 2001, we recovered insurance proceeds related to the settlement of a claim for damages sustained at our Santa Paula processing plant, which resulted in a gain of approximately $0.5 million. Additionally, during fiscal 2001, we recognized a lower net interest expense principally as a result of reduced interest rates on amounts outstanding on our credit facilities when compared to fiscal 2000. Other expense (income), net for fiscal 2000 is comparable to fiscal 1999.

Provision (Benefit) for Income Taxes

	2001	Change	2000	Change	1999

	(Dollars in thousands)
Provision (benefit) for income taxes	$2,744	12.9%	$2,430	NM	$229
Percentage of income before provision (benefit) for income taxes	41.7%		35.2%		48.4%

(NM is Not Meaningful)

      Prior to the merger, the Cooperative was subject to income taxes for all business activities other than the marketing and distribution of member products. This exemption from taxation for the member business was contingent on the distribution of all available proceeds to the Cooperative’s members. Our results for fiscal 2000 and 1999 have been restated to correct an error in computing the income tax provision related to the Cooperative’s member business. The effective income tax rate for fiscal 2001 is higher than the federal statutory rate principally due to state taxes and nondeductible fines and penalties. The effective income tax rate for fiscal 2000 is higher than the federal statutory rate principally due to state taxes offset by other differences. We anticipate that our effective tax rate for fiscal 2002 will be slightly higher than 40.0%. For additional details pertaining to the components of our income tax provision and the restatement, please refer to Notes 12 and 14 to our consolidated financial statements included in this prospectus.

Six-Month Periods Ended April 30, 2002 and 2001 — Analysis of Operations

Net Sales

      The following table summarizes our net sales by business segment for each of the six-month periods ended April 30, 2002 and 2001, respectively:

	2002	Change	2001

	(Dollars in thousands)
Net sales:
California avocados	$53,480	(1.2)%	$54,126
Processed products	15,258	8.8%	14,026
International avocados and perishable food products	40,717	43.1%	28,453
Eliminations	(7,614)		(4,891)

Total net sales	$101,841	11.0%	$91,714

As a percentage of net sales:
California avocados	48.9%		56.0%
Processed products	13.9%		14.5%
International avocados and perishable food products	37.2%		29.5%

	100.0%		100.0%

      Net sales for the first six months of fiscal 2002 compared to fiscal 2001 grew by approximately $10.1 million, or 11.0%. This net sales growth reflects an increasing percentage of our business being generated from our international avocados and perishable food products segments during this time frame. However, due to the cyclical nature of the California, Chilean, and New Zealand avocado crops and limitations placed on the import of Mexican avocados into the United States by the United States Department of Agriculture, we expect that the percentage of net sales generated by each of our businesses for the remaining six months of fiscal 2002 will experience a shift, with a significantly higher percentage of our net sales being delivered by our California avocados segment as compared to our international avocados and perishable food products segment.

      Net sales by segment include intersegment sales of avocados from our Uruapan packinghouse to our Mexicali processing plant, as well as value added services billed by our Mexicali processing plant to our Santa Paula processing plant in processing fresh avocados into avocado pulp. All intersegment sales are eliminated in our consolidated results of operations.

California Avocados

      Net sales delivered by the business decreased by approximately $646,000, or 1.2%, for the first six months of fiscal 2002 compared to the same fiscal 2001 period. The decrease in sales reflects a decrease in avocados delivered by our growers of 6.5%, or 4.6 million pounds, which again is consistent with our expectations for the 2001/2002 California avocado crop. Our market share of first-grade Hass variety avocados for the first six months ended April 30, 2002 increased by 2.0% from 34.6% to 36.6% for the same prior year period.

      Average selling prices for first-grade Hass avocados for the first six months of fiscal 2002 compared to fiscal 2001, increased $0.85 per carton when compared to the same prior year period, principally as a result of a reduced volume of California grown avocados reaching the marketplace due to the smaller crop size.

Processed Products

      For the first six months of fiscal 2002 and 2001, net sales include approximately $3.8 million and $1.9 million of intersegment sales between our Mexicali and Santa Paula processing plants, which are eliminated in our consolidated financial results. For the first six months of fiscal 2002, when compared to the same period for fiscal 2001, sales to third-party customers decreased by approximately $600,000, or 5.0%, from $12.1 million to $11.5 million. The decline in sales can be attributed principally to a decrease in 110,000 pounds of product sold, or 1.6%.

      Our strategy to reverse the decrease in sales generated by our processed business includes the introduction of new products. Our current offering of processed products is limited to a wide variety of frozen guacamole products and avocado halves. In April 2002, we made an initial deposit with a machinery vendor to purchase two pieces of equipment that will allow us to process guacamole and other fresh processed products without requiring them to be frozen. We anticipate that a limited initial introduction of fresh guacamole will commence in September 2002. Furthermore, we believe that the introduction of these fresh guacamole products will, in the long-term, successfully address a growing market segment and reverse the recent decline in our sales. However, there can be no assurances that we will be successful at developing competitive products and penetrating a marketplace that is currently dominated by an established competitor.

International and Perishable Food Products

      For the first six months of fiscal 2002 and 2001, net sales include approximately $3.8 million and $2.5 million of intersegment sales between our Uruapan packinghouse and our Mexicali processing plant, which are eliminated in our consolidated financial results. For the first six months of fiscal 2002, when compared to the same period for fiscal 2001, sales to third-party customers increased by approximately $10.9 million, or 42.1%, from $26.0 million to $36.9 million.

      The increase in sales is consistent with approximately 17.6 million pounds of additional non-U.S. sourced avocados or a 59.0% increase handled by the segment for the first six months of fiscal 2002 compared to the same prior year period. This increase in pounds marketed is principally attributable to the results of our Mexican operations which increased production by 16.2 million pounds, or 115.1%, as compared to the same period for fiscal 2001. Increases in our Mexican and Chilean businesses were offset by a modest decline in our New Zealand avocado marketing program.

      As planned, we anticipate that sales from this segment will decline sharply in the final two quarters of the fiscal year consistent with the cyclical nature of the Chilean and New Zealand avocado crop season and the restrictions placed on the number of months that Mexican grown avocados can be imported into the U.S. marketplace.

     Gross Margins

      The following table summarizes our gross margins and gross profit percentages by business segment for each of the six-month periods ended April 30, 2002 and 2001, respectively:

	2002	Change	2001

	(Dollars in thousands)
Gross margins:
California avocados	$4,944	49.9%	$3,298
Processed products	2,613	(15.2)%	3,081
International avocados and perishable food products	3,136	235.0%	936

Total gross margins	$10,693	46.2%	$7,315

Gross profit percentages:
California avocados	9.2%		6.1%
Processed products	17.1%		22.0%
International avocados and perishable food products	7.7%		3.3%
Consolidated	10.5%		8.0%

(NM is Not Meaningful)

      Our cost of goods sold consists predominantly of fruit costs, packing materials, freight and handling, labor and overhead (including depreciation) associated with preparing food products, and other direct expenses pertaining to products sold. Gross margins increased by approximately $3.4 million, or 46.2%, for the first six months of fiscal 2002 when compared to the same period for fiscal 2001. This increase is principally attributable to improved profitability of our California avocados and international avocados and perishable food products segments. These improvements in gross profits were partially offset by decreases in the gross profit percentages delivered by our processed products segment experienced during the first quarter of fiscal 2002.

      Our California avocados business generated an improved gross profit percentage principally as a result of increased packing efficiencies achieved at our Santa Paula and Temecula packinghouses. The gross profit percentage for our international avocados and perishable products business improved primarily due to lower avocado prices and a reduced per pound cost of packing. This decrease in per pound cost of packing is attributable to an additional 16.2 million pounds of avocados packed at our Uruapan facility during the first six months of fiscal 2002 when compared to the same prior year period. The gross profit percentages generated by our processed products segment for the six months ended April 30, 2002 decreased due to sales of processed products, which include avocado pulp procured at higher prices than in prior years. We anticipate that margins for our processed product segment will improve in the second half of fiscal 2002 as we begin selling product that includes lower cost avocado pulp.

Selling, General and Administrative

	Six Months Ended April 30,

	2002	Change	2001

	(Dollars in thousands)
Selling, general and administrative	$6,111	4.1%	$5,869
Percentage of net sales	6.0%		6.4%

      Selling, general and administrative expenses include costs of marketing and advertising, sales expenses and other general and administrative costs. For the six months ended April 30, 2002, selling, general and administrative expenses increased slightly by $242,000, or 4.1%, compared to the same period for fiscal 2001. The increased general and administrative costs relate principally to higher expenses incurred in marketing our products and additional corporate costs.

Other Expense (Income), Net

	Six Months Ended April 30,

	2002	Change	2001

	(Dollars in thousands)
Other expense (income), net	$(12)	(94.7)%	$(227)
Percentage of net sales	NM		(0.2)%

(NM is Not Meaningful)

      Other expense (income), net includes interest income and expense generated in connection with our financing and operating activities, as well as certain other transactions that are outside of the course of normal operations. For the six months ended April 30, 2001, other expense (income), net includes a gain realized upon receipt of proceeds on the settlement of an insurance claim.

Provision (Benefit) for Income Taxes

	Six Months Ended April 30,

	2002	Change	2001

	(Dollars in thousands)
Provision (benefit) for income taxes	$2,011	188.1%	$698
Percentage of income before provision (benefit) for income taxes	43.8%		41.7%

(NM is Not Meaningful)

      For the first six months of fiscal 2002, our provision for income taxes was $1.8 million as compared to $671,000 recorded for the comparable prior year period. The effective tax rate for fiscal 2001 reflects the impact from non-deductible fines and penalties. The effective tax rate for fiscal 2002 reflects the impact of additional provisions recorded in connection with our Mexican operations.

Quarterly Results of Operations

      The following table presents our operating results for each of the 10 fiscal quarters in the period ended April 30, 2002. The information for each of these quarters is derived from our unaudited interim financial statements and should be read in conjunction with our consolidated financial statements included in this prospectus. In our opinion, all necessary adjustments, which consist only of normal and recurring accruals, have been included to fairly present our unaudited quarterly results.

      As discussed in Note 14 to our consolidated financial statements included elsewhere in this prospectus, subsequent to the issuance of the Cooperative’s financial statements for the year ended October 31, 2000, we determined that inadvertent errors had been made in computing the income tax provision for each of the three years in the period ended October 31, 2000. As a result, we have restated

our financial statements from amounts previously reported by the Cooperative for each of the four quarters in the year ended October 31, 2000 to correct such errors.

	Three Months Ended

	Jan. 31,	Apr. 30,	July 31,	Oct. 31,		Jan. 31,	Apr. 30,	July 31,	Oct. 31,	Jan. 31,	Apr. 30,
	2000	2000	2000	2000		2001	2001	2001	2001	2002	2002

	(In thousands, except per share data)
Statement of Operations Data
Net sales	$39,054	$54,238	$64,716	$61,975		$39,029	$52,685	$60,342	$65,628	$45,747	$56,094
Cost of sales	35,521	48,719	57,360	56,289		36,127	48,272	53,618	58,656	42,173	48,975

Gross margin	3,533	5,519	7,356	5,686		2,902	4,413	6,724	6,972	3,574	7,119
Selling, general and administrative	2,544	3,113	3,449	5,889		2,807	3,062	3,063	5,929	3,017	3,094

Operating income	989	2,406	3,907	(203)		95	1,351	3,661	1,043	557	4,025
Other expense (income), net	127	(17)	92	(9)		31	(258)	(66)	(139)	(8)	(4)

Income before provision (benefit) for income taxes	862	2,423	3,815	(194)		64	1,609	3,727	1,182	565	4,029
Provision (benefit) for income taxes	303 (1)	853 (1)	1,343 (1)	(69	)(1)	27	671	1,554	492	253	1,758

Net income (loss)	$559	$1,570	$2,472	$(125)		$37	$938	$2,173	$690	$312	$2,271

Basic net income (loss) per share(2)	$0.05	$0.15	$0.24	$(0.01)		$—	$0.09	$0.21	$0.07	$0.03	$0.20
Diluted net income (loss) per share(2)	$0.05	$0.15	$0.24	$(0.01)		$—	$0.09	$0.21	$0.07	$0.03	$0.19
Weighted-average common shares outstanding, basic	10,331	10,332	10,329	10,349		10,416	10,457	10,461	10,464	10,466	11,637
Weighted-average common shares outstanding, diluted	10,331	10,332	10,329	10,349		10,416	10,457	10,461	10,464	10,466	11,670

(1)	The provision (benefit) for income taxes has been restated to reflect the correction of an error in computing the income tax provision for the member business of the Cooperative. For additional information relating to this restatement, see Notes 12 and 14 to the consolidated financial statements that are included in this prospectus. Results for each of the quarters in the year ended October 31, 2000 as previously reported were as follows:

(2)	Basic and diluted earnings per share for all periods presented have been restated to reflect the 5% stock dividend.

	January 31,	April 30,	July 31,	October 31,
	2000	2000	2000	2000	Total

	(In thousands, except per share data)
Income (loss) before provision (benefit) for income taxes	$862	$2,423	$3,815	$(194)	$6,906
Provision (benefit) for income taxes	594	506	838	224	2,162
Net income (loss)	$268	$1,917	$2,977	$(418)	$4,744
Basic and diluted, net income (loss) per share	$0.03	$0.19	$0.30	$(0.04)	$0.48

Liquidity and Capital Resources

As of and for the Year Ended October 31, 2001

      Cash provided by operating activities was approximately $1.2 million and $3.0 million for fiscal 2001 and 2000, respectively, compared to cash used in operating activities of $6.3 million for fiscal 1999. Fiscal 2001 operating cash flows reflect our net income of approximately $3.8 million, net noncash charges (depreciation and amortization, provision for losses on accounts receivable offset by a gain on settlement of an insurance claim) of approximately $1.5 million and a net decrease in the non-cash components of our working capital of approximately $4.2 million.

      The fiscal 2001 working capital decreases include an increase in accounts receivable of approximately $1.5 million, principally due to higher fourth quarter sales, an increase in net inventories of $1.3 million, an increase in prepaid expenses and other assets of $1.7 million, principally due to additional grower advances and loans, a decrease in trade payable and accrued expenses of $1.7 million, an increase in other miscellaneous working capital items of $154,000, and offset by an increase in amounts payable to the growers of $2.2 million, principally due to higher deliveries of avocados in the fourth quarter of fiscal 2001.

      Cash used in investing activities was approximately $2.0 million, $1.7 million, and $1.5 million, for fiscal years 2001, 2000, and 1999, respectively. Fiscal 2001 cash flows used in investing activities include capital expenditures of approximately $2.3 million and purchases of investments of $284,000, principally acquired to be used in the sinking fund to retire our long-term debt, offset by proceeds from an insurance settlement of $585,000.

      Cash flows from financing activities were approximately $1.4 million and $6.9 million for fiscal 2001 and 1999, respectively, compared to cash used by financing activities of $1.2 million for fiscal 2000. Fiscal 2001 cash flows from financing activities include additional short-term borrowings of $6.8 million and $98,000 proceeds from issuance of common stock, offset by a $5.0 million dividend payment to shareholders and the repayment of $507,000 of long-term debt.

      Our principal sources of liquidity are our existing cash reserves, cash generated from operations, anticipated cash from this rights offering to shareholders, and amounts available for borrowing under our existing credit facilities. Cash and cash equivalents as of October 31, 2001 and 2000, approximated $2.0 million and $1.5 million, respectively. Our working capital at October 31, 2001 approximated $9.8 million compared to $12.6 million at October 31, 2000. The overall working capital decrease reflects increased short-term borrowings, cash used in connection with capital expenditures, and cash used in paying dividends to our shareholders.

      We believe that cash flows from operations, the rights offering to shareholders, and available credit facilities will be sufficient to satisfy our future capital expenditures, grower recruitment efforts, working capital, and other financing requirements. We will continue to evaluate grower recruitment opportunities and exclusivity arrangements with food service companies to fuel growth in each of our business segments. In order to finance such growth, we may seek to obtain additional borrowings or issue shares of our common stock. Our largest line of credit, which has a borrowing capacity of $23.5 million, was renewed on February 27, 2002 for a two-year period. We anticipate that the rights offering to shareholders, if fully subscribed, will generate approximately $5.0 million in cash, during fiscal 2002, less offering costs. However, there can be no assurance that the rights offering will be fully subscribed or that other financing for such growth will be available on favorable terms, or at all.

      The following table summarizes contractual obligations pursuant to which we are required to make cash payments. The information is presented as of our fiscal year ended October 31, 2001:

		Less than			After
	Total	1 Year	1-3 Years	4-5 Years	5 Years

	(In thousands)
Short-term borrowings	$15,800	$—	$15,800	$—	$—
Long-term obligations	3,870	441	3,423	6	—
Operating lease commitments	4,053	1,125	2,199	729	—

Total contractual cash obligations	$23,723	$1,566	$21,422	$735	$—

As of and for the Six-Month Period Ended April 30, 2002

      Cash provided by operating activities was approximately $4.0 million for the six months ended April 30, 2002, compared to approximately $3.3 million for the similar period in fiscal 2001. Operating cash flows reflect our net income of approximately $2.6 million, net non-cash charges (depreciation and amortization and provision for losses on accounts receivable) of approximately $1.0 million and a net increase in the non-cash components of our working capital of approximately $350,000.

      These working capital increases include a decrease in advances to suppliers of approximately $2.4 million, an increase in trade accounts payable and accrued expenses of approximately $2.3 million, a decrease in loans to growers of approximately $67,000, an increase in amounts payable to growers of approximately $6.0 million, offset by an increase in accounts receivable of approximately $1.3 million, principally due to increased six month sales, an increase in inventories of approximately $7.5 million, and an increase in prepaid expenses and other current assets of approximately $1.8 million.

      Cash used in investing activities was approximately $566,000 for the six months ended April 30, 2002 and related principally to the purchase of capital assets.

      Cash used in financing activities was approximately $4.6 million for the six months ended April 30, 2002 and related principally to the repayment of approximately $5.1 million of short term-borrowings and debt offset by $532,000 of cash inflows from the exercise of stock options by our directors and payments made by employees in conjunction with their purchase of our stock pursuant to the employee stock purchase plan.

      Our principal sources of liquidity are our existing cash reserves, cash generated from operations, anticipated cash from this rights offering, and amounts available for borrowing under our existing credit facilities. Cash and cash equivalents as of April 30, 2002 and October 31, 2001, totaled approximately $889,000 and $2.1 million. Our working capital at April 30, 2002 was approximately $11.9 million compared to approximately $9.8 million at October 31, 2001. The overall working capital increase reflects repayment of short-term borrowings and increases in inventory.

      As of April 30, 2002, we have entered into a commitment to purchase two new machines for our processed products segment for a total of approximately $2.2 million. During the second quarter of fiscal 2002, we made an initial deposit for this machinery of approximately $1.1 million and anticipate paying the remaining balance during fiscal 2002 as the equipment is delivered.

Impact of Recently Issued Accounting Pronouncements

      In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 is effective immediately and SFAS No. 142 will be effective on November 1, 2002. The new standards are not expected to have a significant impact on our financial position or results of operations.

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes previous guidance on financial accounting and reporting for the impairment or disposal of long-lived assets and for segments of a business to be disposed of. Adoption of SFAS No. 144 is required no later than the beginning of fiscal 2003. We do not expect the adoption of SFAS No. 144 to have a significant impact on our financial position or results of operations. However, future impairment reviews may result in charges against earnings to write down the value of long-lived assets.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Adoption of SFAS No. 145 is required no later than the beginning of fiscal 2003, with certain provisions effective May 2002. The adoption of SFAS No. 145 does not have a significant impact on our financial position or results of operation.

Quantitative and Qualitative Disclosures About Market Risk

      Our financial instruments include cash and cash equivalents and United States government bonds with a maturity date of August 15, 2005. The government bonds are being held in an irrevocable trust which has been designated to be used only to satisfy the scheduled payments of interest and principal related to our industrial development and revenue bonds. As these securities are intended to be held until maturity, their carrying value in our financial statements as of October 31, 2001 is $1.9 million, reflecting their amortized cost. The fair value of these securities approximates $2.0 million as of April 30, 2002. We purchased approximately $39,000 of additional government bonds during the six months ended April 30, 2002.

      We were not a party to any derivative instruments during the fiscal year. It is our intent not to use derivative instruments for speculative or trading purposes.

      We project the annual impact of an increase or decrease of 100 basis points in the prime lending rate to be $100,000, based on our average daily borrowings. We do not use any hedging or forward contracts to offset market volatility.

      Our Mexican-based operations transact business in Mexican pesos. Funds are transferred by our corporate office to Mexico on a weekly basis to satisfy domestic cash needs. Consequently, the spot rate for the Mexican peso has a moderate impact on our operating results. However, we do not believe that this impact is sufficient to warrant the use of derivative instruments to hedge the fluctuation in the Mexican peso. Total foreign currency gains and losses for each of the three years ended October 31, 2001 did not exceed $50,000.

BUSINESS

Overview

      We engage in the procurement and marketing of avocados and other perishable foods and the preparation and distribution of processed avocado products. Our expertise in marketing and distributing avocados, processed avocados, and other perishable foods allows us to deliver a wide array of fresh and processed food products to food distributors, produce wholesalers, supermarkets, and restaurants on a worldwide basis. Through our three operating facilities in Southern California and two facilities in Mexico, we sort and pack avocados procured in California and Mexico and prepare processed avocado products. Additionally, we procure avocados internationally, principally from Chile and New Zealand, and distribute other perishable foods, such as Hawaiian grown papayas. These operations are reported by us in three different business segments: California avocados, processed products, and international avocados and perishable food products.

      Our principal executive offices are located at 2530 Red Hill Avenue, Santa Ana, California 92705; telephone (949) 223-1111. At October 31, 2001, we employed approximately 555 employees worldwide.

      On October 9, 2001, we completed a series of transactions whereby common and preferred shareholders of Calavo Growers of California (the “Cooperative”), an agricultural marketing cooperative association, exchanged all of their outstanding shares for shares of our common stock. Concurrent with this transaction, the Cooperative was merged into us with Calavo emerging as the surviving entity. These transactions had the effect of converting the legal structure of the business from a non-profit cooperative to a for-profit corporation. All references herein to us for periods prior to the merger refer to the business and operations of the Cooperative.

California Avocados

      Calavo was founded in 1924 to market California avocados. In California, the growing area stretches from San Diego County to the northern region of Santa Barbara County, with the majority of the growing areas located approximately 100 miles north and south of Los Angeles County.

      As of October 2001, the Hass variety of avocado represents approximately 91.6% of current plantings and is available year-round, with peak production periods occurring between May through September. Other varieties have a more limited picking season and command a lower retail price. Approximately 1,600 growers deliver avocados to us on a routine basis, generally pursuant to a standard marketing agreement. In recent years, the share of avocados handled by us has continued to increase with approximately 37.5% of the 2001 California avocado crop handled by us based on results published by the California Avocado Commission. We attribute the increase in our market share principally to the recruitment of new growers that deliver their avocados to us and the competitiveness of our returns to our grower base when compared to other handlers.

      Avocados delivered to our packinghouses are graded, sized, and packed into shipping containers for delivery to customers. Our ability to estimate the size and timing of the delivery of the annual avocado crop has a substantial impact on our costs and the sales price we receive for the fruit. To that end, our field teams maintain direct contact with growers and farm managers and coordinate harvest plans. The feedback from our field teams and our marketing group is used in conjunction with our sales department to establish and publish list prices used by our direct sales force to solicit orders.

      The storage life of fresh avocados is limited. It can range from one to four weeks, depending upon the maturity of the fruit, the growing methods used, and the handling conditions in the distribution chain.

      The California avocado market is highly competitive with over 40 packers providing daily price quotes to growers. A marketing order enacted by the state legislature is in effect for California grown avocados and provides the financial resource to fund generic advertising and promotional programs that benefit all packers. Although avocados handled by us are identifiable through packaging materials and a Calavo brand name sticker, we believe that consumers generally do not purchase avocados based on brand loyalty.

      We sell avocados to a diverse group of supermarket chains, wholesalers, and other direct users. The recent consolidation in the supermarket industry has led to fewer, but bigger buyers. In addition, limited sales are made through e-commerce distribution channels. During 2001, our 5 largest customers purchased 16.2% of our sales, and the largest 25 customers represented 43.6% of all fresh avocado sales.

      A significant portion of our costs are fixed. Consequently, wide-ranging swings in the volume of avocados delivered have a significant impact on the per pound packing costs of avocados we handle. Generally, larger crops will result in a lower per pound avocado cost. We believe that our cost structure is geared to optimally handle larger avocado crops than we have handled in recent years. Our strategy calls for continued efforts in aggressively recruiting new growers, retaining existing growers, and procuring a larger percentage of the California avocado crop.

      Avocados delivered to us are pooled as a homogenous group on a weekly basis. Each grower’s avocados are tracked through the packaging cycle, and the sales proceeds for each week are allocated to the applicable week’s delivery of avocados. The proceeds we receive from the sale of avocados, net of a packing and marketing fee provided to cover our costs and a profit, are paid to the growers once each month with all of the fruit received in a given week receiving the same return by variety, grade, and size. The packing and marketing fee we withhold is periodically determined and revised based on our estimated per pound packing and operating costs, as well as an operating profit. Significant competitive pressures dictate that we set the packing and marketing fee at the lowest possible level to attract and retain both new and existing grower business. We believe that, in case net proceeds paid cease to be competitive, growers would choose to deliver their avocados to alternate competitive handlers. Consequently, we strive to deliver growers the highest return possible on avocados delivered to our packinghouses.

Processed Products

      In the 1960’s and early 1970’s, we pioneered the process of freezing avocados and developing a wide variety of guacamole recipes that address the diverse tastes of consumers and buyers in the food service industry. The segment was originally conceived as a mechanism to stabilize the price of California avocados by reducing the volume of product available to the market place. However, with the introduction of low cost processed products delivered from Mexican based processors, we realigned the segment’s strategy by shifting the procurement of fruit used in preparing product and certain other processing functions to Mexico. In 1995, we invested in a processing plant in Mexicali, Mexico to derive the benefit of competitive avocado prices available in Mexico.

      Our processing facility in Mexico includes a ripening, seed removal, and pulp extraction operation. Our processing facility in Santa Paula, California receives the pulp from Mexicali, adds ingredients, and packages the product in plastic containers. The product is then frozen for storage with shipment to warehouses and, ultimately, to our customers.

      Our customers include both companies in the food service industry and the retail business. Sales are made principally through a commissioned nationwide broker network, which is supported by our regional sales managers. We believe that our marketing strength is distinguished by providing quality products, innovation, year-round product availability, strategically located warehouses, and market relationships. During 2001, our largest 5 customers represented 26.1% of all sales, and the largest 25 customers represented 59.3% of sales.

      The food service and retail industries have continued a trend of business consolidation resulting in larger customers, but a smaller number of customers for our processed products. To secure the ongoing business of some of our largest customers, we have entered into certain rebate programs and exclusivity agreements. Through April 30, 2002, we had made payments representing both exclusivity fees and prepaid rebates approximating $2.2 million. We believe that the trend of requesting payments from producers to secure either exclusivity or preferred status as a provider of processed products will continue.

      We continue to review trends that affect our customers’ needs and their impact on the processed avocado business. We recently entered into an equipment purchase agreement to acquire high pressure production equipment, which will expand our offering of guacamole products. This high pressure equipment will allow us to deliver fresh guacamole to retail and food service customers. Although the application of this technology to our product offerings is fairly recent, we believe that the purchase of this equipment will position our company to deliver the widest available array of processed avocado products to our customers.

International Avocados and Perishable Food Products

      Our international avocados and perishable food products segment leverages on our expertise in the handling and marketing of California avocados. We believe that the sales generated by this segment complement our offering of California avocados to our customers and stabilize the supply of avocados during seasons of low California production. We have experienced significant revenue growth in this segment in recent years. Sales generated by this segment include avocados procured outside of California and other perishable food products, such as papayas. We procure international avocados subject to marketing agreements entered into with growers and packers located in Mexico, Chile, and New Zealand. In recent years, our distribution of other perishable food products has generally been limited to papayas procured from a Hawaiian grower and packer which is owned by the Chairman of our Board of Directors. Some of the marketing agreements governing the distribution of these products are based on consignment terms. Although consignment terms have the effect of limiting our risk, the agreements may require us to pay advances to growers for the fruit they have delivered. Historical experience demonstrates that providing such advances results in our acquiring full market risk for the product, as it is possible that our resale proceeds may be less than the amounts we paid to the grower. This is a result of the high level of volatility inherent in the avocado and perishable food markets, which are subject to significant pricing declines based on the availability of fruit in the market.

      With the implementation of the North American Free Trade Agreement, Mexican grown avocados have been allowed to be sold in the United States market since 1998. Restrictions imposed on the marketing of the fruit, due to pest and disease issues, have limited the marketing of Mexican avocados to 31 states from the middle of October to the middle of April. In 1998, we invested in this market by building a packinghouse in Uruapan, Mexico. We believe that our continued success in marketing Mexican avocados is largely dependent upon securing a reliable, high-quality supply of avocados at reasonable prices. Recently, the Mexican growers and government have restricted the supply of avocados for export to the United States in order to obtain higher field prices. Our continued profitability is subject to our ability to secure a sufficient volume of avocados at reasonable prices to recover our investment in the Mexican packing operations. We have also enjoyed limited sales of Mexican avocados to Japan, Canada, and Europe. During 2001, we packed and distributed approximately 33.0% of the avocados exported from Mexico into the United States and 25.0% of the avocados exported from Mexico to countries other than the United States based on our internal estimates.

      We have made various advances to several Mexican growers to secure their avocado harvests (principally October to April). Our ability to recover these advances is largely dependent on the growers’ ability to deliver avocados to us and is subject to inherent risks of farming, such as weather and pests. We have advanced approximately $759,000 to Mexican growers, as of April 30, 2002, to secure the delivery of their avocado crops.

      In recent years, the volume of avocados exported by Chilean growers to the United States has continued to increase. Chilean growers have increased avocado plantings to capitalize on high returns available in the world-wide avocado markets. Additionally, with the Chilean harvesting season being complementary to the California season (August through January), Chilean avocados are able to command competitive retail pricing in the market. During 2001, we distributed 20.0% of the Chilean imports into the United States based on our internal estimates.

      New Zealand has recently started to export avocados into the United States. The harvest of New Zealand avocados (August to December) overlaps with the Chilean and Mexican harvest periods. Consequently, the introduction of avocados grown in New Zealand has had the effect of increasing the volume of avocados in the marketplace and increasing pressure on the retail prices. During 2001, we distributed 35.0% of the New Zealand imports into the United States based on our internal estimates.

      We also distribute papayas packed by a company that is owned by our Chairman of the Board, Chief Executive Officer and President. Recently, the availability of papayas has been restricted due to pest problems in Hawaii. In distributing papayas, we have encountered significant competition from Mexico growers. During 2001, we distributed approximately 50.0% of the papayas sold in the United States based on our internal estimates.

      During 1999, we discontinued distributing mangos in the United States as we were unable to achieve adequate returns.

Sales and Other Financial Information by Business Segment and Product Category

      Sales and other financial information by business segment is provided in Note 13 to our consolidated financial statements that are included elsewhere in this prospectus.

Patents and Trademarks

      Our patents and trademarks include Calavo and related brand names.

Working Capital Requirements

      Generally, we make payments to our growers and other suppliers in advance of collecting our accounts receivable. We bridge the timing between vendor payments and customer receipts by borrowing from commercial banks. In addition, we provide crop loans and other advances to some of our growers, which are also funded through borrowings. We have historically experienced larger levels of commercial bank borrowings during the California avocado crop harvesting season.

Backlog

      Our customers do not place product orders significantly in advance of the requested product delivery dates. Customers typically order perishable products two to ten days in advance of shipment, and typically order processed products within 30 days in advance of shipment.

Research and Development

      We do not undertake significant research and development efforts. Research and development programs, if any, are limited to the continuous process of refining the quality of our processed avocado products.

Compliance With Government Regulations

      The California State Department of Food and Agriculture oversees the packing and processing of avocados and conducts tests for fruit quality and packaging standards. All of our packages are stamped with the state seal as meeting standards. Various states have instituted regulations providing differing levels of oversight with respect to weights and measures, as well as quality standards. Furthermore, the operations at our packinghouses and processing facilities are subject to a number of federal, state, local, and foreign laws and regulations that address environmental matters.

      The United States Department of Agriculture (“USDA”) regulates and reviews imported food products. In particular, the USDA regulates the distribution of Mexican avocados within 31 states in the U.S. by requiring avocado importers and handlers to execute compliance agreements. These agreements represent an acknowledgement by handlers of the distribution restrictions placed on Mexican avocados and are used as a tool to ensure compliance with existing regulations. From time-to-time, we have been approached by USDA representatives in their oversight of the compliance agreement process. We continue to consult with USDA representatives to ensure that our systems of internal control provide a high level of reliability in securing compliance agreements on behalf of our customers.

      We believe that we are in compliance, in all material respects, with regard to laws and regulations that govern our operations.

Employees

      As of October 31, 2001, we had approximately 555 employees, of whom approximately 233 were located in the United States and 322 of whom were located in Mexico. None of our United States employees are covered by a collective bargaining agreement. Approximately 116 of our Mexican employees are represented by a union. No significant work stoppages have occurred since commencing operations in Mexico. We believe that our relations with our employees are good.

      The following is a summary of the number of “salaried” and “hourly” employees as of October 31, 2001.

Location	Salaried	Hourly

United States	94	139
Mexico	35	287

TOTAL	129	426

      Although agriculture is a seasonal industry, avocados have a wider window of production than most perishable commodities. Consequently, we employ hourly personnel more routinely throughout the year when compared to other agriculture-dependent companies.

Properties

      In addition to our corporate headquarters building, we own two packinghouses and one processing facility in California and lease one packinghouse and one processing facility in Mexico.

      Our two California packinghouses handle all avocados delivered by California growers. The Temecula, California facility was built in 1985 and has been improved in capacity and efficiency since 1985. The Santa Paula, California facility was purchased in 1955 and has had recent improvements equivalent to our Temecula facility. We believe that the combined annual capacity of the two packinghouses, under normal workweek operations, is sufficient to pack the annually budgeted volume of California avocados delivered to us by our growers.

      Our Santa Paula, California processing facility was built in 1975 and had a major expansion in 1988. The facility includes a storage freezer and is sufficient to process our annual budgeted production needs.

      Our Mexicali, Mexico processing plant was built in 1995 to our specifications. Our lease commitment for this facility extends through 2005. The annual capacity is sufficient to process our budgeted annual production needs.

      Our Uruapan, Mexico packinghouse, owned by the same landlord as our Mexicali facility, was also built to our specifications. We are committed to leasing the facility through 2008. This packinghouse enables us to handle in excess of 50 million pounds per year of Mexican grown avocados.

      Absent dramatic shifts in food processing and packaging technologies, we believe that our facilities are sufficient to meet projected needs for the foreseeable future without the need for significant additional capital expenditures. We continue to explore alternatives to our administrative and production facilities and, from time to time, evaluate opportunities to improve our facility configuration and the strategic location of our offices and buildings.

Legal Proceedings

      From time to time, we become involved in legal proceedings that are related to our business operations. We are not currently a party to any legal proceedings that could have a material adverse effect upon our financial position or results of operations.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth information about our directors and executive officers as of July 1, 2002.

Name	Age	Position

Lecil E. Cole	62	Chairman of the Board of Directors, President and Chief Executive Officer
Fred J. Ferrazzano	69	Director
John M. Hunt	45	Director
Roy V. Keenan	66	Director
J. Link Leavens	51	Director
Dorcas H. McFarlane	70	Director
Donald M. Sanders	55	Director
Edward P. Smith	71	Director
Alva V. Snider	86	Director
Scott Van Der Kar	47	Director
Alan C. Ahmer	53	Vice President, Sales, Food Service/Retail
Avi Crane	48	Vice President, Calavo International
Wolfgang P. Hombrecher	34	Vice President, Finance and Corporate Secretary
Gerard J. Watts	43	Vice President, North America Operations
Robert J. Wedin	52	Vice President, Sales & Fresh Marketing

      Lecil E. Cole has been a member of our board of directors since February 1982 and has served as Chairman of the Board since 1988. Mr. Cole has also served as our Chief Executive Officer and President since February 1999. He served as an executive of Safeway Stores from 1964 to 1976 and as Chairman of Central Coast Federal Land Bank from 1986 to 1996. Mr. Cole has served as Chairman and President of Hawaiian Sweet, Inc. and Tropical Hawaiian Products, Inc. since 1996. Mr. Cole farms a total of 4,430 acres in California and Hawaii on which avocados, papayas, and cattle are produced and raised.

      Fred J. Ferrazzano has served as a member of our board of directors since 1985. Mr. Ferrazzano has served as President and Chief Executive Officer of Ferrazzano Farms, Inc. since 1973 and as President and Chief Executive Officer of Westbridge Estates, Inc., a residential homes developer, since 1989. He has served in excess of five years as Chairman, President, and Chief Executive Officer of the Conservative Order of Good Guys, a political action committee. Mr. Ferrazzano is a retired Commander in the United States Navy.

      John M. Hunt has served as a member of our board of directors since 1993. Mr. Hunt has served as the General Manager of Embarcadero Ranch since 1982, where he manages a 400-acre avocado and citrus ranch.

      Roy V. Keenan has served as a member of our board of directors since 1993. Mr. Keenan has owned and operated an avocado, citrus, and commercial flower grove totaling between 50 to 120 acres since 1981. He is a retired Vice President of a building contractor firm.

      J. Link Leavens has served as a member of our board of directors since 1987. Mr. Leavens has served as general manager of Leavens Ranches, a family partnership that farms 1,000 acres of lemons and avocados, since 2000. He has served as the President of the Ventura County Resource Conservation District since 2000 and as a member of the Ventura County Agricultural Land Trust since 1992. Mr. Leavens is a former President of the Ventura County Farm Bureau.

      Dorcas H. McFarlane has served as a member of our board of directors since 1986. Mrs. McFarlane has owned and operated the J.K. Thille Ranches, a 280-acre farm on which avocados, lemons, and vegetables are grown, since 1972. She is a member of the boards of the Saticoy Lemon Association, the Agricultural Issues Center, and the Agricultural Council of California.

      Donald M. Sanders has served as a member of our board of directors since March 2002. Mr. Sanders has been an active grower and manager of avocado groves since 1972. Since 1991, Sanders has served as President of S & S Grove Management, where he manages multiple avocado and citrus ranches.

      Edward P. Smith has served as a member of our board of directors since 1997. Mr. Smith has been an avocado grower since 1977. Until his retirement in 1986, he served as an engineering manager with Interstate Electronics Corp.

      Alva V. Snider has served as a member of our board of directors since 1987. Mr. Snider has owned and managed a seven-acre avocado and specialty crop grove since 1968. He is a retired manager of Shell Chemical Corp.

      Scott Van Der Kar has served as a member of our board of directors since 1994. Mr. Van Der Kar has served as a manager of Van Der Kar Family Farms (Pinehill Ranch) since 1978. He is a member of the boards of the California Cherimoya Association, Faith Lutheran Church in Carpinteria, and the Santa Barbara County Workforce Investment Board.

      Alan C. Ahmer has served as our Vice President since 1989. Mr. Ahmer joined us in 1979 as a regional sales manager in the processed products division.

      Avi Crane has served as our Vice President since 1999. From 1993 to 1999, Mr. Crane was employed as a General Manager by a competitor, Chiquita Brands, Inc., and from 1985 to 1993, he was employed as a Vice President by the California Avocado Commission.

      Wolfgang P. Hombrecher has served as our Vice President and Corporate Secretary since December 2001. From 1989 to 2001, Mr. Hombrecher served in the assurance and advisory department with the firm of Deloitte & Touche LLP and most recently in the capacity of senior manager. Mr. Hombrecher is a Certified Public Accountant.

      Gerard J. Watts has served as our Vice President of Operations since 1992. Mr. Watts joined us in 1981 in our processed products division.

      Robert J. Wedin has served as our Vice President since 1993. Mr. Wedin joined us in 1973 at our then Santa Barbara packinghouse.

      Our bylaws provide that the number of directors will be not less than eight nor more than fifteen, with the exact number of authorized directors within these limits to be determined by the board. There are currently ten authorized directors. Directors are elected annually by our shareholders to serve until their successors have been elected.

      Each of our executive officers serves at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers.

Committees of the Board of Directors

      The board of directors has established an executive committee, a compensation committee, an audit committee, a finance committee, a grower relations committee, and a processed committee. Each committee member serves at the discretion of the board. The board of directors has not appointed a nominating committee. However, the board will consider director nominations recommended by shareholders.

      The executive committee exercises the authority of the board of directors when the board is not in session, to the extent permitted by law and board policy. Its members are Messrs. Cole (chairman), Keenan, Leavens, Snider, and Van Der Kar.

      The compensation committee is responsible for reviewing our general compensation strategy; establishing salaries; reviewing benefit programs, including pensions, for officers and employees; and

reviewing, approving, recommending, and administering incentive compensation for our officers and employees. All ten of our directors serve on the compensation committee, and Mr. Cole is its chairman.

      The audit committee’s responsibilities are established by our audit committee charter. The audit committee is responsible for, among other things, making recommendations concerning the engagement of our independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, considering the range of audit and non-audit fees, and reviewing the adequacy of our internal controls. The audit committee’s members are Messrs. Ferrazzano (chairman), Hunt, and Snider.

      The finance committee reviews our financial structure and capitalization. Its members are Messrs. Keenan (chairman), Hunt, Leavens, Sanders, and Snider.

      The grower relations committee reviews relations with our growers. Its members are Mrs. McFarlane (chairperson) and Messrs. Sanders, Smith, Snider, and Van Der Kar.

      The processed committee reviews the results and planning for our processed products segment. Its members are Messrs. Leavens (chairman), Ferrazzano, Hunt, Keenan, Smith, and Van Der Kar.

Compensation of Directors

      Base Compensation. Each director receives a fee of $1,000 per board of directors meeting attended and $500 per committee meeting attended, plus a mileage reimbursement of $0.325 per mile.

      Options. In November 2001, each director was granted an option to purchase shares of our common stock at an exercise price of $5.00 per share pursuant to our 2001 Stock Option Plan for Directors. The exercise price exceeded the fair market value of our stock, which was approximately $3.95 per share on the date that the options were granted. Each option has a five-year term and became exercisable in full on the grant date. For additional information about this option plan, see “Management — 2001 Stock Option Plan for Directors.”

      The number of shares covered by each option is as follows:

Number of Shares
Director	Covered by Each Option

Lecil E. Cole	230,000
George H. Barnes(1)	100,000
Fred J. Ferrazzano	115,000
John M. Hunt	105,000
Roy V. Keenan	155,000
J. Link Leavens	130,000
Dorcas H. McFarlane	100,000
Edward P. Smith	100,000
Alva V. Snider	100,000
Scott Van Der Kar	105,000

(1)	Mr. Barnes’ service as a director terminated in March 2002. Donald M. Sanders, who is currently a director, was not a director on the date that we granted options to our directors.

      In January 2002, nine of our ten directors elected to exercise their options, either in part or in full. The directors acquired a total of 1,005,000 shares through the exercise of their options. Each director made a cash payment to us equal to 10% of the exercise price of the shares or pledged to us shares already owned by the director in lieu of a 10% cash payment. Each director who exercised an option also gave us a full-recourse promissory note for the portion of the exercise price that the director did not pay in cash. The promissory note is secured by a pledge of all of the acquired shares. Information about the amounts of these promissory notes is presented in this prospectus under “Related Party Transactions.”

Compensation Committee Interlocks and Insider Participation

      Although our Chief Executive Officer and President, Mr. Cole, is chairman of our compensation committee, he does not participate in decisions of the compensation committee regarding his compensation as an executive officer. No other member of our compensation committee serves as one of our executive officers. None of our executive officers has served or currently serves on a board of directors or compensation committee of any other entity that has one or more executive officers who serve on our board of directors or compensation committee.

Executive Compensation

      The following table sets forth information concerning the compensation earned during the preceding three fiscal years by our Chief Executive Officer and by our four other most highly compensated executive officers who were serving as executive officers as of October 31, 2001, which was the end of our last fiscal year.

Summary Compensation Table

		Annual Compensation(1)
				All Other
Name and Principal Position	Year	Salary	Bonus	Compensation(2)

Lecil E. Cole(3)	2001	$240,000	$—	$13,600
Chairman, Chief Executive Officer and President	2000	240,000	100,000	12,000
	1999	67,500	—	—
Egidio Carbone, Jr.(4)	2001	169,428	8,703	17,979
Vice President, Finance and Corporate Secretary	2000	164,496	36,037	17,257
	1999	156,651	49,113	13,297
Gerard J. Watts	2001	140,322	8,703	8,419
Vice President, North America Operations	2000	136,236	36,969	6,986
	1999	109,962	22,550	4,903
Robert J. Wedin	2001	141,069	8,703	8,464
Vice President, Sales & Fresh Marketing	2000	136,956	20,000	8,139
	1999	119,688	49,784	7,661
Alan C. Ahmer	2001	131,076	6,963	7,865
Vice President, Sales, Food Service/ Retail	2000	127,260	26,406	7,460
	1999	108,810	24,933	6,638

(1)	In accordance with Securities and Exchange Commission regulations, this table does not include perquisites and other personal benefits valued at the lesser of $50,000 or 10% of the total salary and bonus reported for the named executive officer. Amounts reported under Annual Compensation include amounts deferred by the named executive officers under our 401(k) plan.

(2)	Amounts reported for Mr. Carbone under All Other Compensation include $10,166, $7,873, and $8,669 that we contributed on his behalf to our 401(k) plan for the years ended October 31, 2001, 2000, and 1999, respectively, and $7,813, $7,873, and $4,628, respectively, that we accrued for his benefit during each of these years under the supplemental executive retirement agreement described elsewhere in this prospectus. Amounts reported under All Other Compensation for every other named executive officer were contributed by us to our 401(k) plan for the named executive officer.

(3)	Mr. Cole became our Chief Executive Officer and President in February 1999.

(4)	Mr. Carbone retired as an executive officer and employee on May 9, 2002.

Fiscal 2001 Option Grants to Executive Officers

      We did not grant stock options or stock appreciation rights to any of our executive officers during the fiscal year ended October 31, 2001 or during any prior fiscal year.

2001 Stock Option Plan for Directors

      Our 2001 Stock Option Plan for Directors provides for the grant to our directors of stock options that are not intended to qualify as incentive options under Section 422 of the Internal Revenue Code. Up to 3,000,000 shares of our common stock may be issued under the plan. That amount is subject to the plan’s anti-dilution adjustment provisions in the event of a stock split, reverse stock split, stock dividend, recapitalization, or similar transaction. As of June 30, 2002, we had issued 1,005,000 shares under the plan upon the exercise of options, and options to purchase 200,000 shares of common stock at an exercise price of $5.00 per share were outstanding.

      The plan is administered by our board of directors, although the board has discretion to appoint a committee to administer the plan. The plan’s administrator is responsible for selecting the directors who will receive options. Subject to the requirements imposed by the plan, the administrator is also responsible for determining the terms and conditions of each option award, including the number of shares subject to the option and the exercise price, expiration date, and vesting period of the option.

      Unless otherwise determined by the plan’s administrator, options granted under the plan are not transferable except by will or the laws of descent and distribution. Except as otherwise provided in a director’s option agreement, an option ceases to be exercisable one year after the termination of the director’s service with us.

      The purchase price of common stock acquired under the plan is payable by cash or check. In addition, the plan’s administrator has discretion to accept as payment for the stock (1) a secured or unsecured promissory note, (2) shares of our common stock already owned by the director, (3) surrender of shares of our common stock then issuable upon exercise of the option, and (4) a “cashless” option exercise in accordance with applicable regulations of the Securities and Exchange Commission and the Federal Reserve Board.

      Except as otherwise determined by the plan’s administrator, in the event of a “corporate transaction,” all previously unexercised options will terminate immediately prior to the consummation of the corporate transaction. The plan’s administrator, in its discretion, may permit exercise of any options prior to their termination, even if the options would not otherwise have been exercisable, or provide that outstanding options will be assumed or an equivalent option substituted by a successor corporation. In general, a “corporate transaction” means (1) our liquidation or dissolution, (2) our merger or consolidation with or into another corporation as a result of which we are not the surviving corporation, (3) a sale of all or substantially all of our assets, or (4) a purchase or other acquisition of beneficial ownership of more than 50% of our outstanding capital stock by one person or more than one person acting in concert.

      The board of directors may at any time amend, suspend, or terminate the plan. With specified exceptions, no amendment, suspension, or termination of the plan may adversely affect outstanding options. No amendment, suspension, or termination of the plan requires shareholder approval unless such approval is required under applicable law or under the rules of the Nasdaq market system. Unless terminated earlier by the board of directors, the plan will terminate automatically in November 2011.

2001 Stock Purchase Plan for Officers and Employees

      Our 2001 Stock Purchase Plan for Officers and Employees provides for the grant to our officers and employees of awards that entitle them to purchase shares of our common stock. Up to 2,000,000 shares of our common stock may be issued under the plan. That amount is subject to the plan’s anti-dilution adjustment provisions in the event of a stock split, reverse stock split, stock dividend, recapitalization, or similar transaction. As of June 30, 2002, we had issued approximately 280,000 shares under the plan upon the exercise of awards at a price of $7.00 per share. There were no outstanding but unexercised awards as of that date.

      The plan is administered by our board of directors, although the board has discretion to appoint a committee to administer the plan. The plan’s administrator is responsible for selecting the officers and employees who will receive awards. Subject to the requirements imposed by the plan, the administrator is also responsible for determining the terms and conditions of each award, including the number of shares subject to the award and the purchase price of the shares that are subject to the award. However, the purchase price may not be less than the fair market value of the common stock on the date of the award.

      Awards granted under the plan are not transferable except by will or the laws of descent and distribution. Except as otherwise determined by the plan’s administrator, an unexercised award will terminate upon the termination of an officer’s or employee’s employment. With respect to each award under the plan, the plan’s administrator will determine whether the purchase price is payable by (1) cash or check and/or (2) the officer’s or employee’s secured or unsecured promissory note.

      Except as otherwise determined by the plan’s administrator, in the event of a “corporate transaction,” all unexercised awards will terminate immediately prior to the consummation of the corporate transaction. The plan’s administrator, in its discretion, may provide that outstanding awards will be assumed or an equivalent option substituted by a successor corporation. In general, a “corporate transaction” means (1) our liquidation or dissolution, (2) our merger or consolidation with or into another corporation as a result of which we are not the surviving corporation, or (3) a sale of all or substantially all of our assets.

      The board of directors may at any time amend, suspend, or terminate the plan. With specified exceptions, no amendment, suspension, or termination of the plan may adversely affect outstanding awards. No amendment, suspension, or termination of the plan requires shareholder approval unless such approval is required under applicable law or under the rules of the Nasdaq market system. Unless terminated earlier by the board of directors, the plan will terminate automatically in December 2011.

401(k) Plan

      We provide a 401(k) plan for all employees. Salaried employees may contribute an amount up to defined limits, which we match with a contribution of 4% of base salary, plus an additional matching percentage up to a maximum of 6% of base salary. Amounts that we contribute vest at the rate of 25% per year. Hourly employees may contribute amounts to the plan; however, no matching contributions are made by us. We contribute a fixed amount per hour worked to a multiple employer trust for each such employee.

Supplemental Executive Retirement Agreement

      On May 9, 2002, Mr. Carbone retired as our Vice President, Finance and Corporate Secretary. Prior to his retirement, we entered into a supplemental executive retirement agreement with Mr. Carbone in which we agreed to provide Mr. Carbone with a monthly payment following his retirement after reaching age 65 equal to 20% of his final 5-year average annual base salary divided by 12 and reduced by an amount equal to his monthly social security benefits. Because Mr. Carbone retired after reaching age 62 but before reaching age 65, the amount of his monthly benefit under the agreement will be the actuarially determined equivalent of his benefit following retirement after age 65. The retirement benefit is payable for the remainder of Mr. Carbone’s life. The agreement requires Mr. Carbone to refrain from competing with Calavo during the 3-year period after his retirement.

Liability and Indemnification of Directors and Officers

      Our articles of incorporation eliminate the personal liability of directors for monetary damages for breach of their duties as directors to the fullest extent permitted under California law. California law provides that this provision does not eliminate the liability of a director for specified acts such as:

•	Acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

•	Acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director;

•	Acts or omissions that show a reckless disregard for the director’s duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to the corporation or its shareholders;

•	Acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its shareholders;

•	Unlawful dividends, loans, or stock repurchases; or

•	Any transaction from which the director derived an improper personal benefit.

      Our bylaws provide that we will indemnify each of our directors to the maximum extent permitted by applicable law against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by the director in connection with a legal proceeding that arises out of the director’s service as a director of Calavo or an affiliated entity. Our bylaws permit us to indemnify our officers and other employees against such expenses, judgments, fines, settlements, and other amounts that they may incur in connection with legal proceedings that arise out of their service as officers and employees. We are permitted by our bylaws to purchase insurance on behalf of any director, officer, employee, or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit such indemnification.

      We believe that the provisions of our articles of incorporation and bylaws described above are necessary in order to attract and retain qualified directors and officers. We have been advised that, insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, or controlling persons pursuant to these provisions, the SEC’s opinion is that such indemnification is against public policy as expressed in the act and is, therefore, unenforceable.

RELATED PARTY TRANSACTIONS

      Sales of papaya on behalf of an entity owned by our Chairman of the Board of Directors amounted to approximately $1.9 million, $2.1 million, and $3.4 million for the years ended October 31, 1999, 2000, and 2001, and approximately $1.5 million for the six months ended April 30, 2002, resulting in gross profits of $200,000, $198,000, $340,000, and $140,000. Included in trade accounts payable and accrued liabilities are $285,000, $235,000, $317,000, and $271,000 as of October 31, 1999, 2000 and 2001 and April 30, 2002, respectively, due to the above entity.

      Each of our directors markets avocados through us pursuant to a marketing agreement that is identical to the marketing agreements that we have entered into with other growers. During the fiscal years ended October 31, 1999, 2000, and 2001 and the six months ended April 30, 2002, we paid the following gross amounts to each of our directors, including to any entity owned or controlled by the director, with respect to avocados marketed through us:

	Amounts Paid to Director or Director’s Controlled
	Entity Under Marketing Agreements

				Six Months
	Fiscal Year Ended October 31,			Ended April 30,

Director	1999	2000	2001	2002

	(In thousands)
Lecil E. Cole	$1,504	$2,406	$1,004	$615
Fred J. Ferrazzano	—	1	—	—
John M. Hunt	1,412	164	969	308
Roy V. Keenan	462	560	329	351
J. Link Leavens	2,171	1,310	1,743	1,710
Dorcas H. McFarlane	187	28	162	190
Donald M. Sanders	33	30	169	81
Edward P. Smith	31	19	36	3
Alva V. Snider	11	5	13	2
Scott Van Der Kar	354	515	891	526

      In January 2002, nine members of our board of directors executed secured, full recourse promissory notes in connection with their exercise of stock options granted to them pursuant to our 2001 Stock Option Plan for Directors. The notes bear interest at the rate of 7% per annum with principal and interest due in full in January 2007. As of April 30, 2002, these directors were indebted to us as follows:

Amount Owed by Director as of
April 30, 2002 on Promissory Note in
Director	Connection with Option Exercise

(In thousands)
Lecil E. Cole	$1,150
George H. Barnes(1)	250
Fred J. Ferrazzano	575
Roy V. Keenan	775
J. Link Leavens	585
Dorcas H. McFarlane	450
Edward P. Smith	90
Alva V. Snider	494
Scott Van Der Kar	420

(1)	Mr. Barnes’ service as a director terminated in March 2002.

PRINCIPAL SHAREHOLDERS

      The following table sets forth information with respect to the beneficial ownership of our common stock as of April 30, 2002 by:

•	each person known by us to be the beneficial owner of more than five percent of our common stock;

•	each of our directors;

•	each of our executive officers who is named above in the Summary Compensation Table; and

•	all of our directors and executive officers as a group.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, we have been advised by the persons named in the table that they have sole voting and investment power with respect to their shares, subject to community property laws where applicable. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or that will become exercisable within 60 days after April 30, 2002 are deemed to be outstanding for that person but are not deemed to be outstanding for purposes of computing the percentage of shares owned by any other person.

      The information in the following table does not include any shares of common stock that our directors and executive officers may purchase in this offering.

	Shares of Common
	Stock Beneficially
	Owned as of
	April 30, 2002

Name of Beneficial Owner	Number	Percent

Lecil E. Cole(1)	1,168,536	9.9%
Fred J. Ferrazzano(2)	231,839	2.0
John M. Hunt(3)	244,463	2.1
Roy V. Keenan(4)	496,241	4.2
J. Link Leavens(5)	402,736	3.4
Dorcas H. McFarlane	124,996	1.1
Donald M. Sanders	25,625	*
Edward P. Smith(6)	131,232	1.1
Alva V. Snider(7)	114,328	1.0
Scott Van Der Kar(8)	143,542	1.2
Alan C. Ahmer	5,000	*
Egidio Carbone, Jr.(9)	5,000	*
Gerard J. Watts	15,000	*
Robert J. Wedin	12,500	*
All directors and executive officers as a group (15 persons)(10)	3,151,038	26.6%

*	Less than 1%

(1)	Mr. Cole’s address is 2530 Red Hill Avenue, Santa Ana, CA 92705. Includes 50,701 shares owned by corporations that are subject to Mr. Cole’s control.

(2)	Includes 231,839 shares held in a family trust and with respect to which Mr. Ferrazzano has voting and investment power as trustee.

(3)	Includes 139,463 shares that are owned by Mr. Hunt’s employer, Embarcadero Ranch, and as to which Mr. Hunt shares voting and investment power; and includes 105,000 shares that are subject to a currently exercisable stock option granted to Mr. Hunt.

(4)	Includes 52,500 shares of common stock held in a trust with respect to which Mr. Keenan’s wife is a trustee and has voting and investment power; 202,214 shares of common stock held in a profit sharing plan with respect to which Mr. Keenan is a trustee and has voting and investment power; and 208,777 shares held in a family trust with respect to which Mr. Keenan is a trustee and has voting and investment power as trustee.

(5)	Includes 266,236 shares that are owned of record by partnerships of which Mr. Leavens is a partner and as to which Mr. Leavens shares voting and investment power.

(6)	Includes 51,232 shares held in a family trust and with respect to which Mr. Smith has voting and investment power as trustee and includes 80,000 shares that are subject to a currently exercisable stock option.

(7)	Includes 108,884 shares held in a family trust and with respect to which Mr. Snider has voting and investment power as trustee.

(8)	Includes 143,542 shares held in multiple family trusts and with respect to which Mr. Van Der Kar shares voting and investment power as a trustee.

(9)	Mr. Carbone retired as an executive officer and employee effective May 9, 2002.

(10)	Includes 185,000 shares that are subject to currently exercisable stock options.

DESCRIPTION OF CAPITAL STOCK

Common Stock

      Our authorized capital stock consists of 100,000,000 shares of common stock with a par value of $0.001 per share. As of July 29, 2002, 11,836,463 shares of common stock were outstanding.

      Holders of our common stock are entitled to one vote per share on all matters to be voted upon by shareholders, provided that shareholders have cumulative voting rights in the election of directors. Holders of shares of common stock are entitled to receive on a pro rata basis such dividends, if any, as may be declared from time to time by our board of directors in its discretion from funds legally available for that use. They are also entitled to share on a pro rata basis in any distribution to shareholders upon our liquidation, dissolution, or winding up. Common shareholders do not have preemptive rights to subscribe to any additional stock issuances by us, and they do not have the right to require the redemption of their shares or the conversion of their shares into any other class of our stock.

      The preceding paragraph is a summary of the material terms of our common stock. Please see our articles of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part, for more detailed information.

Preferred Stock

      Our articles of incorporation do not authorize the issuance of shares of preferred stock. Any amendment of the articles of incorporation to provide for the issuance of preferred stock would require shareholder approval.

Anti-Takeover Provisions of Our Bylaws

      The following provisions of our bylaws may have the effect of discouraging, delaying, or preventing someone from acquiring us or merging with us, which might cause the market price of our common stock to decline or prevent shareholders from realizing a premium over the market price of their shares:

•	Within the range specified by our bylaws, our board of directors determines the size of our board and may create new directorships and elect new directors, which may enable an incumbent board to maintain control by adding directors; and

•	Our board of directors may amend our bylaws without a vote of our shareholders, which may enable our board to change our bylaws to deter a proxy contest in connection with an unsolicited takeover offer.

Transfer Agent and Registrar

      The transfer agent and registrar of our common stock is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Glendale, California 91204. Its telephone number is 818-502-1404.

Shares Eligible for Future Sale

      Upon completion of this offering, we will have 12,836,463 outstanding shares of common stock, assuming that we sell all 1,000,000 shares that are offered by this prospectus and assuming that we do not issue any other shares of common stock after the date of this prospectus. All of such shares will be freely tradable without restriction under the Securities Act of 1933 except for any shares that are held by our “affiliates,” as such term is defined in Rule 144 under the Securities Act. Shares that are held by our affiliates will not be freely tradeable but may be publicly sold pursuant to Rule 144 as described below. In general, the term affiliate includes our executive officers and directors, any shareholder who owns more than 10% of our common stock, and any other person or entity that directly or indirectly controls us, is controlled by us, or is under common control with us.

      In general, under Rule 144 as currently in effect, an affiliate is entitled to sell within any three-month period a number of shares of our common stock that does not exceed the greater of the following:

•	one percent of the number of shares of our common stock then outstanding (equal to approximately 128,000 shares upon completion of this offering); or

•	the average weekly reported trading volume of our common stock during the four calendar weeks preceding the filing with the SEC of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and requirements as to the availability of current public information about us.

      A total of 3,814,260 shares of common stock are available for future issuance under our 2001 Stock Option Plan for Directors and our 2001 Stock Purchase Plan for Officers and Employees. As of June 30, 2002, 200,000 shares were the subject of outstanding options under the option plan, and there were no outstanding awards under the stock purchase plan. We have filed an S-8 registration statement under the Securities Act to register all shares of common stock that have been issued, and that may subsequently be issued, under these two plans. All shares that are covered by the S-8 registration statement will be eligible for sale in the public market, subject to any Rule 144 limitations applicable to affiliates.

LEGAL MATTERS

      The validity of the issuance of the common stock offered by this prospectus will be passed upon for us by Troy & Gould Professional Corporation, Los Angeles, California. Troy & Gould Professional Corporation has also advised us concerning the material federal income tax consequences of this offering.

EXPERTS

      Our consolidated financial statements as of October 31, 2000 and 2001 and for each of the three years in the period ended October 31, 2001, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the merger described in Note 1 and the restatement described in Note 14), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to this offering of common stock. This prospectus is a part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information that you can find in the registration statement and the exhibits and schedules that were filed with the registration statement. For further information with respect to our common stock and us, we refer you to the registration statement and the exhibits and schedules thereto. Statements that are contained in this prospectus about the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document that is filed as an exhibit to the registration statement.

      A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and a copy of all or any part of the registration statement and its exhibits and schedules may be obtained from the SEC upon payment of the prescribed fee. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. The registration statement and the exhibits and schedules to the registration statement are also available through the SEC’s web site at http://www.sec.gov.

      We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934. In accordance with the requirements of that act, we file periodic reports, proxy and information statements, and other documents with the SEC. These documents are available for inspection and copying at the public reference room and web site described in the preceding paragraph. We also furnish our shareholders with annual reports containing financial statements audited by an independent certified public accounting firm.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Balance Sheets as of October 31, 2000 and 2001, and April 30, 2002 (Unaudited)	F-2
Consolidated Statements of Income for the Years Ended October 31, 1999, 2000, and 2001, and for the Six Months Ended April 30, 2001 and 2002 (Unaudited)	F-3
Consolidated Statements of Shareholders’ Equity for the Years Ended October 31, 1999, 2000, and 2001, and for the Six Months Ended April 30, 2002 (Unaudited)	F-4
Consolidated Statements of Cash Flows for the Years Ended October 31, 1999, 2000, and 2001, and for the Six Months Ended April 30, 2001 and 2002 (Unaudited)	F-5
Notes to Consolidated Financial Statements	F-6
Independent Auditors’ Report	F-22

CALAVO GROWERS, INC.

CONSOLIDATED BALANCE SHEETS

	October 31,
			April 30,
	2000	2001	2002

	(As restated		(Unaudited)
	see note 14)

	(All amounts in thousands, except per
	share amounts)
ASSETS
Current Assets:
Cash and cash equivalents	$1,492	$2,057	$889
Accounts receivable, net of allowance for doubtful accounts of $49 (2000), $9 (2001), and $25 (2002) (unaudited)	18,344	19,797	21,063
Inventories, net	7,726	9,075	16,538
Prepaid expenses and other current assets	2,226	3,209	3,805
Loans to growers	1,086	1,119	1,052
Advances to suppliers	2,388	2,372	—
Income taxes receivable	—	144	—
Deferred income taxes	537	553	553

Total current assets	33,799	38,326	43,900
Property, plant, and equipment, net	9,044	9,442	8,972
Investments held to maturity	1,590	1,874	1,913
Other assets	2,052	2,726	3,906

	$46,485	$52,368	$58,691

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payable to growers	$4,726	$6,909	$12,880
Trade accounts payable	1,627	1,529	2,279
Accrued expenses	5,400	3,848	5,419
Short-term borrowings	8,985	15,800	11,000
Current portion of long-term obligations	501	441	444

Total current liabilities	21,239	28,527	32,022
Long-term liabilities:
Long-term obligations, less current portion	3,820	3,429	3,142
Deferred income taxes	360	383	383

Total long-term liabilities	4,180	3,812	3,525
Commitments and contingencies
Shareholders’ equity:
Common stock ($.001 par value, 100,000 shares authorized; 9,914 (2000), 9,967 (2001), and 11,836 (2002) (unaudited) shares issued and outstanding	10	10	12
Additional paid-in capital	10,060	10,158	19,487
Notes receivable from shareholders	—	—	(6,632)
Retained earnings	10,996	9,861	10,277

Total shareholders’ equity	21,066	20,029	23,144

	$46,485	$52,368	$58,691

The accompanying notes are an integral part of these financial statements.

CALAVO GROWERS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended October 31,			Six Months Ended April 30,

	1999	2000	2001	2001	2002

	(As restated,	(As restated,		(Unaudited)	(Unaudited)
	see note 14)	see note 14)

	(All amounts in thousands, except share amounts)
Net sales	$177,303	$219,983	$217,684	$91,714	$101,841
Cost of sales	162,440	197,889	196,673	84,399	91,148

Gross margin	14,863	22,094	21,011	7,315	10,693
Selling, general and administrative	14,200	14,995	14,861	5,869	6,111

Operating income	663	7,099	6,150	1,446	4,582
Other expense (income), net	190	193	(432)	(227)	(12)

Income before provision for income taxes	473	6,906	6,582	1,673	4,594
Provision for income taxes	229	2,430	2,744	698	2,011

Net income	$244	$4,476	$3,838	$975	$2,583

Basic and diluted net income per share	$0.02	$0.43	$0.37	$0.09	$0.23

Weighted-average common shares outstanding, basic and diluted	10,051	10,341	10,454	10,455	11,044

The accompanying notes are an integral part of these financial statements.

CALAVO GROWERS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

				Notes
	Common Stock		Additional	Receivable
			Paid-in	Share-	Treasury	Retained
	Shares	Amount	Capital	holders	Stock	Earnings	Total

	(All amounts in thousands)
Balance, November 1, 1998 (As previously reported)	9,611	$10	$9,601	$—	$(13)	$7,920	$17,518
Prior period adjustment for income taxes (See note 14)	—	—	—	—	—	(464)	(464)

Balance, November 1, 1998 (As restated, see note 14)	9,611	10	9,601	—	(13)	7,456	17,054
Repurchase and retirement of common stock	(59)	—	(59)	—	—	—	(59)
Issuance of common stock	295	—	405	—	—	—	405
Issuance of treasury stock	—	—	—	—	12	—	12
Net income (As restated, see note 14)	—	—	—	—	—	244	244
Dividend to shareholders	—	—	—	—	—	(1,180)	(1,180)

Balance, October 31, 1999 (As restated, see note 14)	9,847	10	9,947	—	(1)	6,520	16,476
Repurchase and retirement of common stock	(18)	—	(18)	—	—	—	(18)
Issuance of common stock	85	—	131	—	—	—	131
Issuance of treasury stock	—	—	—	—	1	—	1
Net income (As restated, see note 14)	—	—	—	—	—	4,476	4,476

Balance, October 31, 2000 (As restated, see note 14)	9,914	10	10,060	—	—	10,996	21,066
Issuance of common stock	53	—	98	—	—	—	98
Net income	—	—	—	—	—	3,838	3,838
Dividend to shareholders	—	—	—	—	—	(4,973)	(4,973)

Balance, October 31, 2001	9,967	10	10,158	—	—	9,861	20,029
Stock option exercise (unaudited)	1,040	1	5,200	(4,789)	—	—	412
Stock dividend (unaudited)	549	1	2,166	—	—	(2,167)	—
Issuance of common stock (unaudited)	280	—	1,963	(1,963)	—	—	—
Collections on notes receivable (unaudited)	—	—	—	120	—	—	120
Net income (unaudited)	—	—	—	—	—	2,583	2,583

Balance, April 30, 2002 (unaudited)	11,836	$12	$19,487	$(6,632)	$—	$10,277	$23,144

The accompanying notes are an integral part of these financial statements.

CALAVO GROWERS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended October 31,			Six Months Ended April 30,

	1999	2000	2001	2001	2002

	(As restated,	(As restated,		(Unaudited)	(Unaudited)
	see note 14)	see note 14)

	(All amounts in thousands)
Cash Flows from Operating Activities:
Net income	$244	$4,476	$3,838	$975	$2,583
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,750	1,748	1,988	946	997
Provision for losses on accounts receivable	50	717	87	41	20
Loss (gain) on disposal of property, plant, and equipment	351	(13)	—	—	—
Gain on settlement of insurance claim	—	—	(585)	(305)	—
Effect on cash and cash equivalents of changes in operating assets and liabilities:
Accounts receivable	(9,635)	3,260	(1,540)	(1,658)	(1,286)
Inventories, net	91	(1,730)	(1,349)	(6,622)	(7,463)
Income taxes receivable	(920)	1,161	(144)	—	144
Deferred income taxes	(510)	90	7	—	—
Prepaid expenses and other assets	(3,305)	(351)	(1,657)	(1,106)	(1,776)
Advances to suppliers	—	(2,388)	16	1,817	2,372
Loans to growers	(27)	(1,059)	(33)	15	67
Payable to growers	2,462	(2,036)	2,183	9,568	5,971
Trade accounts payable and accrued expenses	3,157	(917)	(1,650)	(362)	2,321
Other long-term liabilities	(49)	—	—	—	—

Net cash provided by (used in) operating activities	(6,341)	2,958	1,161	3,309	3,950
Cash Flows from Investing Activities:
Proceeds from sale of property, plant, and equipment	65	26	—	—	—
Proceeds from insurance settlement on facility damage	—	—	585	305	—
Acquisitions of property, plant, and equipment	(1,324)	(1,297)	(2,330)	(1,519)	(527)
Purchases of investments	(264)	(414)	(284)	(227)	(39)

Net cash used in investing activities	(1,523)	(1,685)	(2,029)	(1,441)	(566)
Cash Flows from Financing Activities:
Dividend to shareholders	(1,648)	(1,180)	(4,973)	(4,973)	—
Proceeds from (repayment of) short-term borrowings, net	8,673	1,585	6,815	4,615	(4,800)
Proceeds from issuance of common stock	405	131	98	77	—
Collection on notes receivable	—	—	—	—	120
Payments on long-term obligations	(463)	(1,758)	(507)	(281)	(284)
Exercise of stock options	—	—	—	—	412
Repurchase and retirement of common stock	(59)	(18)	—	—	—
Proceeds from the issuance of treasury stock	12	1	—	—	—

Net cash provided by (used in) financing activities	6,920	(1,239)	1,433	(562)	(4,552)
Net increase (decrease) in cash and cash equivalents	(944)	34	565	1,306	(1,168)
Cash and cash equivalents, beginning of period	2,402	1,458	1,492	1,492	2,057

Cash and cash equivalents, end of period	$1,458	$1,492	$2,057	$2,798	$889

Supplemental Information —
Cash paid during the year for:
Interest	$268	$249	$178	$446	$232

Income taxes	$955	$696	$4,291	$1,054	$575

Noncash Investing and Financing Activities:
Declared cash dividends payable	$1,180	$—	$—	$—	$—

Acquisition of property under capital lease	$—	$—	$56	$53	$—

5% stock dividend	$—	$—	$—	$—	$2,167

Stock purchase using promissory notes	$—	$—	$—	$—	1,963

Exercise of stock options using promissory notes	$—	$—	$—	$—	$4,789

The accompanying notes are an integral part of these financial statements.

CALAVO GROWERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Description of the Business

Business

      Calavo Growers, Inc. (Calavo or the Company) engages in the procurement and marketing of avocados and other perishable foods and the preparation and distribution of processed avocado products. The Company’s expertise in marketing and distributing avocados, processed avocados, and other perishable foods allows it to deliver a wide array of fresh and processed food products to food distributors, produce wholesalers, supermarkets, and restaurants on a world-wide basis. Through Calavo’s three operating facilities in southern California and two facilities in Mexico, the Company sorts and packs avocados procured in California and Mexico and prepares processed avocado products. Additionally, the Company procures avocados internationally, principally from Chile and New Zealand, and distributes other perishable foods such as Hawaiian grown papayas. These operations are reported by the Company in three different business segments: California avocados, processed products, and international avocados and perishable food products.

Conversion to a For-Profit Corporation

      On October 9, 2001, the Company completed a series of transactions whereby common and preferred shareholders of Calavo Growers of California (the Cooperative), an agricultural marketing cooperative association, exchanged all of their outstanding shares for shares of the Company’s common stock. Concurrent with this transaction, the Cooperative was merged into the Company, with Calavo emerging as the surviving entity (the Merger). These transactions had the effect of converting the legal structure of the business from a not-for-profit cooperative to a for-profit corporation. Accordingly, the accompanying consolidated financial statements give retroactive effect, for all periods presented, to the Merger, as a combination of entities with common shareholders, accounted for in a manner similar to a pooling of interests.

      The Cooperative’s historical statements of operations and member proceeds, previously prepared on a basis consistent with practices applicable to other marketing cooperatives, have been revised to reflect the Company’s new legal structure as a commercial corporation. Accordingly, the accompanying income statements for 1999 and 2000 reflect the reclassification of proceeds distributed to growers and other related accounts maintained by the Cooperative to cost of goods sold, consistent with the operations of a commercial corporation.

2.     Basis of Presentation and Summary of Significant Accounting Policies

      The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

      The consolidated financial statements include the accounts of Calavo Growers, Inc. and its wholly owned subsidiaries, Calavo Foods, Inc.; Calavo de Mexico S.A. de C.V.; and Calavo Foods de Mexico S.A. de C.V. All intercompany accounts and transactions have been eliminated.

Unaudited Interim Periods

      In the opinion of management, the unaudited financial information as of April 30, 2002 and for the six-month periods ended April 30, 2002 and 2001 have been prepared and include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the Company’s financial position, results of operations and cash flows. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for a full year.

CALAVO GROWERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents

      The Company considers all highly liquid financial instruments purchased with an original maturity date of three months or less to be cash equivalents.

Inventories

      Inventories are stated at the lower of cost on a weighted-average basis or market.

Loans to Growers

      The Company sponsors a grower loan program. This program generally provides for loans to be advanced to growers, bearing interest at prevailing market rates and repayable within a 12-month period. The loans are secured by the growers’ avocado crops.

Property, Plant, and Equipment

      Property, plant, and equipment are stated at cost and depreciated over their estimated useful lives, ranging from three to 30 years, using the straight-line method. Leasehold improvements are stated at cost and amortized over the lesser of their estimated useful lives or the term of the lease, using the straight-line method.

Long-lived Assets

      The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of. In accordance with SFAS No. 121, long-lived assets to be held for use are reviewed periodically for events or changes in circumstances which indicate that their carrying value may not be recoverable. Management has evaluated its long-lived assets, using estimates of undiscounted future cash flows, and has not identified any impairment as of October 31, 2001.

Investments

      The Company accounts for its investments in debt securities in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company has classified all of its investment portfolio as “held-to-maturity.” In accordance with SFAS No. 115, investments classified as held-to-maturity are carried at amortized cost.

Net Sales

      Sales from processed products are recorded when the product is shipped and title passes. Perishable product sales are recorded when both the product is shipped, title passes, and the market price is known. Service revenue, including freight, ripening, and palletization charges, are recorded when services are performed.

      The Company adopted Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101). The adoption of SAB 101 did not have a significant impact on the Company’s financial position or results of operations.

Promotional Allowances

      The Company provides for promotional allowances at the time of sale, based on its historical experience.

CALAVO GROWERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Cash rebates are generally earned by customers upon achievement of volume purchases or by corporate customers for purchases made by affiliated subsidiaries.

      Sales incentives offered voluntarily by the Company, without charge to the customer, in a single exchange transaction at the point of sale are accounted for in accordance with Emerging Issues Task Force (EITF) Issue No. 00-14, Accounting for Certain Sales Incentives. Accordingly, all sales incentives that result in a reduction in or refund of the selling price at the time of sale have been classified as reduction of sales. The results for the two fiscal years in the period ended October 31, 2000, totaling approximately $2.5 million and $5.9 million have been reclassified to conform with the fiscal 2001 presentation.

      All other cash consideration paid by the Company to a reseller or distributor of its products is accounted for in accordance with EITF No. 00-25, Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Product. This guidance provides that consideration paid by a vendor to a reseller of the vendor’s products is presumed to be a reduction of the selling prices of the vendor’s products except when (a) the vendor receives an identifiable benefit that is sufficiently separable from the recipient’s purchase of the vendor’s products, and (b) the vendor can reasonably identify the fair value of the benefit. Adoption of EITF No. 00-25 did not materially impact previously reported results.

      Management believes it can reasonably provide for promotional allowances based on the Company’s historical experience in providing these sales incentives.

Consignment Arrangements

      The Company enters into consignment arrangements with avocado growers located outside of the United States and growers of certain perishable products in the United States. Although the Company does not take legal title to the avocados and perishable products, Calavo does assume responsibilities (principally assuming credit risk, inventory loss and delivery risk, and limited pricing risk) that are consistent with acting as a principal in the transaction. Accordingly, the accompanying financial statements include sales and cost of sales from the sale of avocados and perishable products procured under consignment arrangements.

Advertising Expense

      Advertising costs are expensed when incurred. Such costs in fiscal 1999, 2000, and 2001 were approximately $843,000, $318,000, and $326,000. For the six-month periods ended April 30, 2002 and 2001, such costs were approximately $73,000 (unaudited) and $133,000 (unaudited).

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Estimates are used principally in determining valuation allowances related to accounts receivable and inventory. Actual results could differ from those estimates.

Income Taxes

      The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. This statement requires the recognition of deferred tax liabilities and assets for the future consequences of events that have been recognized in Calavo’s consolidated financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and tax bases of the Company’s assets and

CALAVO GROWERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

     Basic and Diluted Net Income per Share

      The Company presents “basic” earnings per share and “diluted” earnings per share in accordance with SFAS No. 128, Earnings Per Share. Basic net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding. There are no potentially dilutive securities as of October 31, 1999, 2000, 2001 and for the six months ended April 30, 2002 and 2001.

     Foreign Currency Translation and Remeasurement

      The Company’s foreign operations are subject to exchange rate fluctuations and foreign currency transaction costs. The functional currency of the Company’s foreign subsidiaries is the United States dollar. Monetary assets and liabilities are translated into U.S. dollars at exchange rates as of the balance sheet date and non-monetary assets, liabilities and equity are translated at historical rates. Sales and expenses are translated using a weighted-average exchange rate for the period. Gains and losses resulting from those remeasurements are included in income. Gains and losses resulting from foreign currency transactions are also recognized currently in income.

     Fair Value of Financial Instruments

      Management believes that the carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short maturity of these financial instruments. Our current and long-term debt bears interest at variable rates and therefore the fair value of such instruments approximates their carrying value.

     Derivative Financial Instruments

      The Company does not presently engage in hedging activities. In addition, the Company has reviewed its agreements and has determined that it has no derivative instruments, nor do any of its agreements contain embedded derivative instruments as of October 31, 2001. Accordingly, the adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, on November 1, 2001, did not have a significant impact on the Company’s financial position or results of operations.

     Recent Accounting Pronouncements

      In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 is effective immediately and SFAS No. 142 will be effective on November 1, 2002. The new standards are not expected to have a significant impact on the Company’s financial position or results of operations.

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes previous guidance on financial accounting and reporting for the impairment or disposal of long-lived assets and for segments of a business to be disposed of. Adoption of SFAS No. 144 is required no later than the beginning of fiscal 2003. We do not expect the adoption of SFAS No. 144 to have a significant impact on our financial position or results of operations. However,

CALAVO GROWERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

future impairment reviews may result in charges against earnings to write down the value of long-lived assets.

      In April 2002, the (FASB) issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Adoption of SFAS No. 145 is required no later than the beginning of fiscal 2003, with certain provisions effective May 2002. The adoption of SFAS No. 145 does not have a significant impact on our financial position or results of operations.

Comprehensive Income

      Comprehensive income is defined as all changes in a company’s net assets, except changes resulting from transactions with shareholders. There was no difference between comprehensive income and net income for the fiscal years ended October 31, 1999, 2000, and 2001 and for each of the six month periods ended April 30, 2001 and 2002.

Reclassifications

      Certain items in the prior period financial statements have been reclassified to conform to the current period presentation.

3.     Inventories

      Inventories consist of the following (in thousands):

	October 31,
			April 30,
	2000	2001	2002

			(Unaudited)
Fresh fruit	$1,135	$1,915	$4,621
Packing supplies and ingredients	1,725	1,673	1,854
Finished processed foods	4,866	5,487	10,063

	$7,726	$9,075	$16,538

      As of October 31, 2000 and 2001, the allowance for excess and obsolete inventory approximated $29,000, and $40,000. As of April 30, 2002, the allowance for excess and obsolete inventory approximated $15,000 (unaudited). The Company assesses the recoverability of inventories through an on-going review of inventory levels in relation to sales forecasts and product marketing plans.

CALAVO GROWERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.     Property, Plant, and Equipment

      Property, plant, and equipment consist of the following (in thousands):

	October 31,
			April
	2000	2001	2002

			(Unaudited)
Land	$1,177	$1,177	$1,177
Buildings and improvements	9,516	9,726	9,811
Leasehold improvements	165	172	160
Equipment	21,887	21,720	22,076
Information systems — Hardware and software	153	2,484	2,520
Construction in progress	7	12	72

	32,905	35,291	35,816
Less accumulated depreciation and amortization	(23,861)	(25,849)	(26,844)

	$9,044	$9,442	$8,972

5.     Investments Held-to-Maturity

      Investments are made in United States government bonds yielding interest at 5.67% with a maturity date of August 15, 2005. The interest income generated from the bonds is reinvested in a money market fund. The investments are held in an irrevocable trust to be used solely for the satisfaction of scheduled payments of interest and principal relating to the Industrial Development Revenue Bonds. The cost and fair value of investments held-to-maturity ends consist of the following (in thousands):

	2000	2001

Cost	$1,590	$1,874

Fair value	1,604	2,023

6.     Other Assets

      During 1999, the Company established a Grower Development Program whereby funds could be advanced to growers in exchange for their commitment to deliver a minimum volume of avocados on an annual basis. Through October 31, 2001, total cumulative advances made to growers subject to this program totaled approximately $2,000,000. Each advance made is amortized to cost of goods sold over the term of the agreement. The financial statements for fiscal years 2000 and 2001 include a charge of approximately $293,000 for each year representing the amortization of these advances.

7.     Short-Term Borrowings

      The Company maintains short-term, noncollateralized, borrowing agreements with various banks, payable in variable annual installments through November 2005. Under the terms of these agreements, the Company is advanced funds for working capital purposes. Total credit available under the combined short-term borrowing agreements was $26,500,000 at October 31, 2000 and 2001, with interest at a weighted-average rate of 7.58% and 3.18% at October 31, 2000 and 2001. The Company had outstanding borrowings of $8,985,000 and $15,800,000 as of October 31, 2000 and 2001, under these agreements. The short-term borrowing agreements contain debt-to-equity financial covenants with which the Company was in compliance at October 31, 2000 and 2001.

CALAVO GROWERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.     Long-Term Obligations

      Long-term obligations at fiscal year-ends consist of the following (in thousands):

	2000	2001

Riverside County Variable Rate Demand Industrial Development Revenue Bonds, due in 2005, plus interest at variable rates (3.95% and 1.90% at October 31, 2000 and 2001)	$2,800	$2,800
Revolving term loans, noncollateralized, payable in variable annual installments through November 2005, plus interest at variable rates (8.59% and 7.37% at October 31, 2000 and 2001)	1,459	975
Other	62	95

	4,321	3,870
Less current portion	(501)	(441)

	$3,820	$3,429

      The revolving term loans contain debt-to-equity financial covenants with which the Company was in compliance at October 31, 2000 and 2001.

      The Riverside County Variable Rate Demand Industrial Development Revenue Bonds (the Bonds) are collateralized by property and equipment with a net book value of approximately $1,468,000 at October 31, 2001. The lending agreement contains certain financial covenants with which the Company was in compliance at October 31, 2000 and 2001. As required by the Bond’s lending agreement, the Company has posted a $2,800,000 standby letter of credit from a bank, which matures on September 15, 2002.

      At October 31, 2001, annual debt payments are as follows (in thousands):

	Revenue	Revolving
	Bond	Loan	Other	Total

Year ending October 31:
2002	$—	$412	$29	$441
2003	—	268	29	297
2004	—	230	16	246
2005	2,800	65	15	2,880
2006	—	—	6	6

	$2,800	$975	$95	$3,870

9.     Employee Benefit Plans

      The Company has a defined contribution retirement plan for salaried employees and makes contributions to a pension plan for hourly employees. Expenses of the plans approximated $362,000 and $399,000 for the years ended October 31, 2000 and 2001, which are included in selling, general and administrative expenses in the accompanying financial statements.

      The Company sponsors a non-qualified defined benefit plan for its top executives. Pension expenses approximated $54,000, $27,000, and $29,000 for the years ended October 31, 1999, 2000, and 2001, which are included in selling, general and administrative expenses in the accompanying financial statements.

CALAVO GROWERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Components of the change in projected benefit obligation for fiscal year-ends consist of the following (in thousands):

	2000	2001

Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$439	$435
Service cost	5	5
Interest cost	22	33
Actuarial loss	19	5
Benefits paid	(50)	(50)

Projected benefit obligation at end of year (unfunded)	$435	$428

      The following is a reconciliation of the unfunded status of the plans at fiscal year-ends included in trade accounts payable and accrued expenses (in thousands):

	1999	2000	2001

Projected benefit obligation	$439	$435	$428
Unrecognized net gain	107	88	74

Recorded pension liabilities	$546	$523	$502

      Significant assumptions used in the determination of pension expense consist of the following:

	1999	2000	2001

Discount rate on projected benefit obligation	8%	8%	8%
Rate of future salary increases	5%	5%	5%

10.     Commitments and Contingencies

Lease Commitments

      The Company is committed to cash payments for some of its facilities and certain equipment under noncancelable operating leases expiring at various dates through 2007, as of October 31, 2001 as follows (amounts in thousands):

2002	$1,125
2003	930
2004	775
2005	494
2006	461
Thereafter	268

$4,053

      Rental expenses amounted to approximately $1,242,000, $1,155,000, and $1,223,000 for the years ended October 31, 1999, 2000, and 2001.

Litigation

      The Company is involved in litigation in the ordinary course of business, none of which management believes will have a material adverse impact on the Company’s financial statements.

CALAVO GROWERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.     Related-Party Transactions

      Sales of papaya, on behalf of an entity owned by the Chairman of the Board of Directors, amounted to approximately $1,897,000, $2,062,000, and $3,378,000 for the years ended October 31, 1999, 2000, and 2001, resulting in gross profits of approximately $200,000, $198,000 and $340,000. Included in trade accounts payable and accrued liabilities are approximately $285,000, $235,000, and $317,000 at October 31, 1999, 2000, and 2001, due to the above entity.

      For the six-month periods ended April 30, 2001 and 2002 sales of papaya totaled approximately (unaudited) $1,396,000 and (unaudited) $1,481,000, resulting in gross profits of approximately (unaudited) $143,000 and (unaudited) $140,000. Included in trade accounts payable and accrued liabilities are approximately (unaudited) $271,000 at April 30, 2002, due to the above entity.

12.     Income Taxes

      The income tax provision consists of the following for the years ended October 31 (in thousands):

	1999	2000	2001

Current:
Federal	$(30)	$2,395	$2,019
State	(8)	522	586
Foreign	137	63	132

Total current	99	2,980	2,737
Deferred	130	(550)	7

Total income tax provision	$229	$2,430	$2,744

      At October 31, 2000 and 2001, the Company’s gross deferred tax assets totaled approximately $779,000 and $776,000, while gross deferred tax liabilities totaled approximately $602,000 and $606,000. Deferred income tax assets and liabilities consist of the tax effects of temporary differences related to the following at October 31 (in thousands):

	2000	2001

Allowance for doubtful accounts	$76	$4
Inventories	474	369
Deferred state taxes	(13)	179
Other	—	1

Current deferred income taxes	$537	$553

Property, plant, and equipment	$(589)	$(606)
Retirement benefits	229	223

Long-term deferred income taxes	$(360)	$(383)

      Prior to the Merger, the Cooperative was subject to income taxes on all business activities other than the marketing and distribution of member products. The exemption from taxation for the member business is contingent on the distribution of all available proceeds to the Cooperative’s members. Absent the distribution of all proceeds, the Cooperative was subject to income taxes for the portion of proceeds available that exceeded the actual amounts distributed. Amounts paid by the Cooperative to the Internal Revenue Service and state tax authorities for each of the years for which the tax provision was restated were not affected and did not require revision.

CALAVO GROWERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A reconciliation of the significant differences between the federal statutory income tax rate and the effective income tax rate on pretax income is as follows:

	1999	2000	2001

Federal statutory tax at 35%	35%	35%	35%
State taxes, net of federal effects	6	6	6
Foreign income taxes less than U.S.	(1)	—	—
Benefit of lower federal tax brackets	(1)	(1)	(1)
Nondeductible meals and entertainment	4	—	—
Other	5	(5)	2

	48%	35%	42%

13.     Segments Information

      The Company operates and tracks its results in three reportable segments — California Avocados, Processed Products, and International Avocados and Perishable Foods Products. These three business segments are presented based on the Company’s management structure and information used by the president to measure performance and allocate resources. The California Avocado segment includes all operations that involve the distribution of avocados procured in California. The Processed Products segment represents all operations related to the purchase, manufacturing, and distribution of processed avocado products. The International Avocados and Perishable Foods Products segment includes both operations related to distribution of fresh avocados procured from Mexico, Chile and New Zealand and distribution of other perishable food items. Those costs that can be specifically identified with a particular product line are charged directly to that product line. Costs that are not segment specific are generally

CALAVO GROWERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

allocated based on five-year average sales dollars. The Company does not allocate specific assets to these segments.

		International
		Avocados
		and
		Perishable
	California	Food	Processed	Inter-segment
	Avocados	Products	Products	Eliminations	Total

	(All amounts are presented in thousands)
Year ended October 31, 2001
Net sales	$149,158	$50,689	$26,293	$(8,456)	$217,684
Cost of sales	135,824	49,168	20,137	(8,456)	196,673

Gross margin	13,334	1,521	6,156	—	21,011
Selling, general and administrative	7,234	3,272	4,355	—	14,861

Operating income (loss)	6,100	(1,751)	1,801	—	6,150
Other expense (income), net	(310)	41	(163)	—	(432)

Income (loss) before provision (benefit) for income taxes	6,410	(1,792)	1,964	—	6,582
Provision (benefit) for income taxes	2,672	(753)	825	—	2,744

Net income (loss)	$3,738	$(1,039)	$1,139	$—	$3,838

Year ended October 31, 2000
Net sales	$149,022	$50,850	$27,238	$(7,127)	$219,983
Cost of sales	141,026	47,558	16,432	(7,127)	197,889

Gross margin	7,996	3,292	10,806	—	22,094
Selling, general and administrative	6,927	1,629	6,439	—	14,995

Operating income (loss)	1,069	1,663	4,367	—	7,099
Other expense (income), net	(163)	115	241	—	193

Income (loss) before provision (benefit) for income taxes	1,232	1,548	4,126	—	6,906
Provision (benefit) for income taxes	444	542	1,444	—	2,430

Net income (loss)	$788	$1,006	$2,682	$—	$4,476

Year ended October 31, 1999
Net sales	$115,944	$43,774	$25,743	$(8,158)	$177,303
Cost of sales	109,140	44,085	17,373	(8,158)	162,440

Gross margin	6,804	(311)	8,370	—	14,863
Selling, general and administrative	6,667	949	6,584	—	14,200

Operating income (loss)	137	(1,260)	1,786	—	663
Other expense (income), net	(33)	131	92	—	190

Income (loss) before provision (benefit) for income taxes	170	(1,391)	1,694	—	473
Provision (benefit) for income taxes	84	(668)	813	—	229

Net income (loss)	$86	$(723)	$881	$—	$244

CALAVO GROWERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Long-lived assets attributed to geographic areas as of October 31 are as follows (in thousands):

	United States	Mexico	Consolidated

2001	$11,692	$2,350	$14,042
2000	$10,358	$2,328	$12,686

      The following table sets forth sales by product category for each year ended October 31 (in thousands).

	1999	2000	2001

California avocados	$111,916	$142,029	$137,298
Imported avocados	30,868	38,012	34,477
Papayas	1,981	2,061	3,377
Miscellaneous	4	—	—
Processed — food service	21,261	27,225	25,911
Processed — retail and club	8,375	5,519	5,626

Total fruit and product sales	174,405	214,846	206,689
Freight and other charges	7,075	11,023	16,589

Total sales	181,480	225,869	223,278
Less sales incentives	(4,177)	(5,886)	(5,594)

Net sales	$177,303	$219,983	$217,684

CALAVO GROWERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The unaudited results of operations for each of the Company’s segments for each of the six-month periods ended April 30, 2001 and 2002 are as follows:

		International
		Avocados and
	California	Perishable	Processed	Inter-segment
	Avocados	Food Products	Products	Eliminations	Total

	(All amounts are presented in thousands)
Six months ended April 30, 2001 (Unaudited)
Net sales	$54,126	$28,453	$14,026	$(4,891)	$91,714
Cost of sales	50,828	27,517	10,945	(4,891)	84,399

Gross margin	3,298	936	3,081	—	7,315
Selling, general and administrative	2,582	1,220	2,067	—	5,869

Operating income (loss)	716	(284)	1,014	—	1,446
Other expense (income), net	(169)	51	(109)	—	(227)

Income (loss) before provision (benefit) for income taxes	885	(335)	1,123	—	1,673
Provision (benefit) for income taxes	369	(140)	469	—	698

Net income (loss)	$516	$(195)	$654	$—	$975

Six months ended April 30, 2002 (Unaudited)
Net sales	$53,480	$40,717	$15,258	$(7,614)	$101,841
Cost of sales	48,536	37,581	12,645	(7,614)	91,148

Gross margin	4,944	3,136	2,613	—	10,693
Selling, general and administrative	2,935	1,227	1,949	—	6,111

Operating income (loss)	2,009	1,909	664	—	4,582
Other expense (income), net	(140)	19	109	—	(12)

Income (loss) before provision (benefit) for income taxes	2,149	1,890	555	—	4,594
Provision (benefit) for income taxes	941	827	243	—	2,011

Net income (loss)	$1,208	$1,063	$312	$—	$2,583

CALAVO GROWERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table sets forth unaudited sales by product category for each six-month period ended April 30 (in thousands).

	2001	2002

	(Unaudited)
California avocados	$50,620	$49,451
Imported avocados	22,392	30,308
Papayas	1,396	1,481
Miscellaneous	49	27
Processed — food service	12,533	11,461
Processed — retail and club	2,509	2,491

Total fruit and product sales	89,499	95,219
Freight and other charges	5,433	9,372

Total sales	94,932	104,591
Less sales incentives	(3,218)	(2,750)

Net sales	$91,714	$101,841

14.     Restatement

      Subsequent to the issuance of the Company’s financial statements for the year ended October 31, 2000, the Company’s management determined that errors had been made in computing the income tax provision and related income tax liability and receivable accounts during each of the three years in the period ended October 31, 2000. As a result, the financial statements as of October 31, 2000 and for the years ended October 31, 2000 and 1999 have been restated from the amounts previously reported. Amounts paid by the Cooperative to the Internal Revenue Service and state tax authorities for each of the years for which the tax provision was restated were not affected and did not require revision.

      A summary of the significant effects of the restatement is as follows:

	October 31, 1999		October 31, 2000

	As Previously		As Previously
	Reported	As Restated	Reported	As Restated

	(In thousands, except per share amounts)
Income Statement:
Provision (benefit) for income taxes	$(408)	$229	$2,162	$2,430
Net income	881	244	4,744	4,476
Basic and diluted net income per Share	0.09	0.02	0.48	0.43
Balance Sheet:
Accrued expenses			4,031	5,400
Retained earnings			12,365	10,996
Shareholders’ equity			22,435	21,066

      The effect of the restatement on retained earnings as of November 1, 1998 was a decrease of approximately $464,000.

CALAVO GROWERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.     Stock-Based Compensation (Unaudited)

      On November 20, 2001, the Board of Directors approved two new stock-based compensation plans.

The Directors Stock Option Plan

      Participation in the directors stock option plan is limited to members of the Company’s Board of Directors. The plan makes available to the Board of Directors or a plan administrator the right to grant options to purchase up to 3,000,000 shares of common stock. In connection with the adoption of the plan, the Board of Directors approved an award of fully vested options to purchase 1,240,000 shares of common stock at an exercise price of $5.00 per share.

      The plan currently provides that the fair value of the common stock is determined by the Board of Directors based on current trading patterns in the common stock and other analyses of fair value. Based on its review of such data, the Board of Directors determined that the fair value of the common stock subject to the above awards at the date of grant was $3.95 per share.

      On January 31, 2002, members of the Board of Directors elected to exercise 1,005,000 stock options. The exercise price was paid by delivery of full-recourse promissory notes with a face value of $4,789,000 and by cash payments of approximately $236,000. These notes and the related security agreements provide, among other things, that each director pledge as collateral the shares acquired upon exercise of the stock option, as well as additional common stock of the Company held by the directors with a value equal to 10% of the loan amount if the exercise price was paid by means of a full-recourse note. The notes, which bear interest at 7% per annum, provide for annual interest payments with a final principal payment due March 1, 2007. Directors will be allowed to withdraw shares from the pledged pool of common stock prior to repayment of their notes, as long as the fair value of the remaining pledged shares is at least equal to 120% of the outstanding note balance. The notes have been presented as a reduction of shareholders’ equity as of April 30, 2002.

      A summary of stock option activity follows (shares in thousands):

	Six Months Ended April 30, 2002

		Weighted-Average
	Number of Shares	Exercise Price

Outstanding at beginning of period	—	$—
Granted	1,240	5.00
Exercised	(1,040)	5.00
Cancelled	—	—

Outstanding at end of period	200	$5.00

Exercisable at end of period	200	$5.00

      The following table summarizes stock options outstanding and exercisable at April 30, 2002 (shares in thousands):

	Outstanding and Exercisable

		Average
		Remaining
	Number of	Contractual Life	Weighted-Average
Exercise Price	Shares	(Years)	Exercise Price

$5.00	200	4.6	$5.00

      As permitted under SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to follow Accounting Principles Board (“APB”) Opinion 25, Accounting for Stock Issued to

CALAVO GROWERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Employees, and related interpretations, in accounting for stock-based awards to employees. Under APB No. 25, the Company generally recognizes no compensation expense with respect to awards granted with exercise prices equal to or greater than the fair value of the Company’s common stock.

      Pro forma information regarding net income and earnings per share is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for stock-based awards to its employees under the fair value method of that Statement. Had compensation cost for stock option awards been determined based on the fair value at the grant date for awards, consistent with the provisions of SFAS No. 123, the Company’s net income and net income per share would have been the pro forma amounts indicated below (in thousands, except per share amounts):

Pro forma net income	$1,297
Pro forma net earnings per share, basic and diluted	$0.12

      For purposes of pro forma disclosures under SFAS No. 123, the estimated fair value of the options is assumed to be amortized to expense over the options’ vesting period. The fair value of the options granted has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.0%
Expected volatility	130%
Dividend yield	—
Expected life (years)	1.1
Weighted-average fair value of options granted	$1.04

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because options held by employees and directors have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of these options.

The Employee Stock Purchase Plan

      The employee stock purchase plan was approved by the Board of Directors and the shareholders of the Company. Participation in the employee stock purchase plan will be limited to employees of the Company. The plan provides the Board of Directors, or a plan administrator, the right to make available up to 2,000,000 shares of common stock at a price not less than fair market value. On March 28, 2002 the Board of Directors awarded selected employees the opportunity to purchase up to 473,000 shares of common stock at $7.00 per share, the closing price of the Company’s common stock on the date prior to the grant. The plan also provides for the Company to advance all or some of the purchase price of the purchased stock to the employee upon the execution of a full recourse note at prevailing interest rates. Accordingly, these awards expired on April 26, 2002, with 84 participating employees electing to purchase approximately 280,000 shares.

16.	Stock Dividend

      On February 15, 2002, the Company paid a 5% stock dividend to all shareholders of record as of February 1, 2002. Basic and diluted earnings per share for all periods presented have been restated to reflect the 5% stock dividend effected on February 15, 2002 for shareholders of record as of February 1, 2002.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Calavo Growers, Inc.
Santa Ana, California

      We have audited the accompanying consolidated balance sheets of Calavo Growers, Inc. (the Company) and subsidiaries as of October 31, 2001 and 2000, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended October 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Calavo Growers, Inc. and subsidiaries as of October 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 1 to the consolidated financial statements, on October 9, 2001, the Company consummated a merger with Calavo Growers of California. The consolidated financial statements give retroactive effect, for all periods presented, to the merger as a combination of entities with common shareholders, and has been accounted for in a manner similar to a pooling of interests.

      As discussed in Note 14 to the consolidated financial statements, the accompanying consolidated financial statements as of October 31, 2000 and for the years ended October 31, 2000 and 1999 have been restated.

DELOITTE & TOUCHE LLP

Costa Mesa, California

January 25, 2002 (February 15, 2002 as to the
effects of the stock dividend described in Note 16)

Rights Offering

1,000,000 Shares of Common Stock
$5.00 Per Share

             Calavo Growers, Inc.

PROSPECTUS

July 30, 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses payable by us in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee.

SEC registration fee	$460
Subscription agent fee	20,000
Accounting fees and expenses	50,000
Legal fees and expenses	100,000
Printing, mailing, and engraving expenses	50,000
Miscellaneous expenses	29,540

Total	$250,000

Item 14.     Indemnification of Directors and Officers

      Sections 204 and 317 of the California General Corporation Law authorize us to indemnify, subject to the terms and conditions set forth therein, our directors, officers, employees, and other agents against expenses, judgments, fines, settlements, and other amounts that they may incur in connection with pending, threatened, or completed legal actions or proceedings that are based upon their service as our directors, officers, employees, or other agents or that are based upon their service as directors, officers, employees, or other agents of certain other specified entities, including our predecessor corporation, Calavo Growers of California. The California General Corporation Law also provides that we are entitled to purchase indemnification insurance on behalf of any such director, officer, employee, or agent.

      Section 7.01 of our bylaws provides that we will indemnify each of our directors to the maximum extent permitted by applicable law against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by the director in connection with a legal proceeding that arises out of the director’s service as a director of Calavo or an affiliated entity. Section 7.02 of our bylaws permits us to indemnify our officers and other employees against such expenses, judgments, fines, settlements, and other amounts that they may incur in connection with legal proceedings that arise out of their service as officers and employees. We are permitted by Section 7.05 of our bylaws to purchase insurance on behalf of any director, officer, employee, or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit such indemnification.

      Article V of our articles of incorporation eliminates the personal liability of directors for monetary damages for breach of their duties as directors to the fullest extent permitted under California law. California law provides that this provision does not eliminate the liability of a director for specified acts such as (1) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (2) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (3) acts or omissions that show a reckless disregard for the director’s duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to the corporation or its shareholders, (4) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its shareholders, (5) unlawful dividends, loans, or stock repurchases, or (6) any transaction from which the director derived an improper personal benefit.

Item 15.     Recent Sales of Unregistered Securities

      We were incorporated in the State of California on January 5, 2001. In connection with our incorporation, we issued 100 shares of common stock to Calavo Growers of California on or about October 9, 2001 for a total consideration of $0.10. The transaction was exempt from registration under Section 4(2) of the Securities Act of 1933 as a transaction not involving a public offering of securities. We have not sold any other securities since January 5, 2001 that were not registered under the Securities Act of 1933.

Item 16.     Exhibits and Financial Statement Schedules

      (a) Exhibits

Exhibit
Number	Description

2.1	Agreement and Plan of Merger and Reorganization dated as of February 20, 2001 between Calavo Growers, Inc. and Calavo Growers of California.(1)
3.1	Articles of Incorporation of Calavo Growers, Inc.(1)
3.2	Amended and Restated Bylaws of Calavo Growers, Inc.(2)
4.1	Specimen common stock certificate of Calavo Growers, Inc.(4)
4.2	Form of Subscription Warrant for shares of Calavo Growers, Inc.(4)
5.1	Opinion of Troy & Gould Professional Corporation with respect to the securities being registered.(4)
8.1	Opinion of Troy & Gould Professional Corporation with respect to certain tax matters.(4)
10.1	Form of Marketing Agreement for Calavo Growers, Inc.(1)
10.2	Marketing Agreement dated as of April 1, 1996 between Tropical Hawaiian Products, Inc., an Hawaiian corporation, and Calavo Growers of California.(1)
10.3	Lease Agreement (undated) between Tede S.A. de C.V., a Mexican corporation, and Calavo Foods de Mexico, S.A. de C.V., a Mexican corporation, including attached Guaranty of Calavo Growers of California dated October 25, 1994.(1)
10.4	Lease Agreement dated as of November 21, 1997, between Tede S.A. de C.V., a Mexican corporation, and Calavo de Mexico, S.A. de C.V., a Mexican corporation, including attached Guaranty of Calavo Growers of California dated December 16, 1996.(1)
10.5	Lease Intended as Security dated as of September 1, 2000 between Banc of America Leasing & Capital, LLC, a Delaware limited liability company, and Calavo Growers of California.(1)
10.6	Business Loan Agreement dated as of April 20, 1999 between Bank of America National Trust and Savings Association and Calavo Growers of California.(1)
10.7	Amendment No. 2 to Business Loan Agreement (undated) between Bank of America N.A. (formerly Bank of America National Trust and Savings Association) and Calavo Growers of California.(1)
10.8	Loan Agreement dated as of September 1, 1985 between the Riverside County Industrial Development Authority and Calavo Growers of California relating to variable rate demand industrial development revenue bonds.(1)
10.9	Reimbursement Agreement dated as of September 1, 1985 between Security Pacific National Bank and Calavo Growers of California.(1)
10.10	Amendment No. Two to Reimbursement Agreement dated as of August 22, 1995 between Bank of America National Trust and Savings Association (as successor to Security Pacific National Bank) and Calavo Growers of California.(1)
10.11	Amendment No. Three to Reimbursement Agreement dated as of October 18, 2000 between Bank of America, N.A. (formerly Bank of America National Trust and Savings Association) and Calavo Growers of California.(1)
10.12	Master Loan Agreement dated as of June 15, 2000 between CoBank, ACB and Calavo Growers of California, including attached Revolving Credit Supplement dated June 15, 2000 between CoBank, ACB and Calavo Growers of California.(1)

Exhibit
Number	Description

10.13	Calavo Supplemental Executive Retirement Agreement dated March 11, 1989 between Egidio Carbone, Jr. and Calavo Growers of California.(1)
10.14	Amendment to the Calavo Growers of California Supplemental Executive Retirement Agreement dated November 9, 1993 between Egidio Carbone, Jr. and Calavo Growers of California.(1)
10.15	2001 Stock Option Plan for Directors of Calavo Growers, Inc.(3)
10.16	2001 Stock Purchase Plan for Officers and Employees of Calavo Growers, Inc.(3)
21.1	Subsidiaries of Calavo Growers, Inc.(1)
23.1	Consent and Report on Schedule of Deloitte & Touche LLP.
23.2	Consent of Troy & Gould Professional Corporation (included in the opinions filed as Exhibit 5.1 and 8.1).
24.1	Power of Attorney.(4)
99.1	Form of Subscription Agent Agreement between Calavo Growers, Inc. and U.S. Stock Transfer Corporation.(4)
99.2	Form of Instructions as to Use of Subscription Warrant.(4)
99.3	Form of Notice of Guaranteed Delivery.(4)
99.4	Form of Letter to Shareholders of Record.(4)
99.5	Form of Letter from Brokers or Other Nominees to Beneficial Owners of Common Stock.(4)
99.6	Form of Instructions by Beneficial Owner to Broker or Other Nominee.(4)
99.7	Form of Letter to Brokers and Other Nominees.(4)
99.8	Form of Nominee Holder Certification.(4)

(1)	Previously filed on April 24, 2001 as an exhibit to our Registration Statement on Form S-4, Registration No. 333-59418, and incorporated herein by reference.

(2)	Previously filed on March 5, 2002 as an exhibit to our Report on Form 8-K and incorporated herein by reference.

(3)	Previously filed on December 8, 2001 as an exhibit to our Registration Statement on Form S-8, Registration No. 333-75378, and incorporated herein by reference.

(4)	Previously filed on July 22, 2002 as an exhibit to this Registration Statement on Form S-1, Registration No. 333-96911, and incorporated herein by reference.

      (b) Financial Statement Schedules

      The following financial statement schedule is filed with Part II of this registration statement:

      Schedule II — Valuation and Qualifying Accounts

      All other financial statement schedules have been omitted from this registration statement because they are not applicable or because the information required by any applicable schedule is included in the consolidated financial statements or the notes thereto.

Item 17.	Undertakings

      (a) We hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) Insofar as indemnification by us for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will governed by the final adjudication of such issue.

      (c) We hereby undertake that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Ana, California, on July 29, 2002.

CALAVO GROWERS, INC.

By	/s/ LECIL E. COLE

Lecil E. Cole
Chairman of the Board of Directors,
Chief Executive Officer and President

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on July 29, 2002.

Signature		Title

/s/ LECIL E. COLE Lecil E. Cole		Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)

/s/ WOLFGANG P. HOMBRECHER Wolfgang P. Hombrecher		Vice President, Finance and Corporate Secretary (Principal Financial and Accounting Officer)

/s/ FRED J. FERRAZZANO* Fred J. Ferrazzano		Director

/s/ JOHN M. HUNT* John M. Hunt		Director

/s/ ROY V. KEENAN* Roy V. Keenan		Director

/s/ J. LINK LEAVENS* J. Link Leavens		Director

/s/ DORCAS H. MCFARLANE* Dorcas H. McFarlane		Director

/s/ DONALD M. SANDERS* Donald M. Sanders		Director

/s/ EDWARD P. SMITH* Edward P. Smith		Director

/s/ ALVA V. SNIDER* Alva V. Snider		Director

/s/ SCOTT VAN DER KAR* Scott Van Der Kar		Director

*By:	/s/ LECIL E. COLE Lecil E. Cole Attorney-in-Fact

SCHEDULE II

CALAVO GROWERS, INC.

VALUATION AND QUALIFYING ACCOUNTS

	Fiscal Year	Balance at
	Ended	Beginning			Balance at
	October 31	of Year	Additions(1)	Deductions(2)	End of Year

Allowance for doubtful accounts	1999	$3	$50	$50	$3
	2000	3	717	671	49
	2001	49	87	127	9
Allowance for inventory obsolescence	1999	$29	$—	—	$29
	2000	29	—	—	29
	2001	29	35	24	40

(1)	Charged to costs and expenses

(2)	Write-off of assets

INDEX TO EXHIBITS

Exhibit
Number	Description

2.1	Agreement and Plan of Merger and Reorganization dated as of February 20, 2001 between Calavo Growers, Inc. and Calavo Growers of California.(1)
3.1	Articles of Incorporation of Calavo Growers, Inc.(1)
3.2	Amended and Restated Bylaws of Calavo Growers, Inc.(2)
4.1	Specimen common stock certificate of Calavo Growers, Inc.(4)
4.2	Form of Subscription Warrant for shares of Calavo Growers, Inc.(4)
5.1	Opinion of Troy & Gould Professional Corporation with respect to the securities being registered.(4)
8.1	Opinion of Troy & Gould Professional Corporation with respect to certain tax matters.(4)
10.1	Form of Marketing Agreement for Calavo Growers, Inc.(1)
10.2	Marketing Agreement dated as of April 1, 1996 between Tropical Hawaiian Products, Inc., an Hawaiian corporation, and Calavo Growers of California.(1)
10.3	Lease Agreement (undated) between Tede S.A. de C.V., a Mexican corporation, and Calavo Foods de Mexico, S.A. de C.V., a Mexican corporation, including attached Guaranty of Calavo Growers of California dated October 25, 1994.(1)
10.4	Lease Agreement dated as of November 21, 1997, between Tede S.A. de C.V., a Mexican corporation, and Calavo de Mexico, S.A. de C.V., a Mexican corporation, including attached Guaranty of Calavo Growers of California dated December 16, 1996.(1)
10.5	Lease Intended as Security dated as of September 1, 2000 between Banc of America Leasing & Capital, LLC, a Delaware limited liability company, and Calavo Growers of California.(1)
10.6	Business Loan Agreement dated as of April 20, 1999 between Bank of America National Trust and Savings Association and Calavo Growers of California.(1)
10.7	Amendment No. 2 to Business Loan Agreement (undated) between Bank of America N.A. (formerly Bank of America National Trust and Savings Association) and Calavo Growers of California.(1)
10.8	Loan Agreement dated as of September 1, 1985 between the Riverside County Industrial Development Authority and Calavo Growers of California relating to variable rate demand industrial development revenue bonds.(1)
10.9	Reimbursement Agreement dated as of September 1, 1985 between Security Pacific National Bank and Calavo Growers of California.(1)
10.10	Amendment No. Two to Reimbursement Agreement dated as of August 22, 1995 between Bank of America National Trust and Savings Association (as successor to Security Pacific National Bank) and Calavo Growers of California.(1)
10.11	Amendment No. Three to Reimbursement Agreement dated as of October 18, 2000 between Bank of America, N.A. (formerly Bank of America National Trust and Savings Association) and Calavo Growers of California.(1)
10.12	Master Loan Agreement dated as of June 15, 2000 between CoBank, ACB and Calavo Growers of California, including attached Revolving Credit Supplement dated June 15, 2000 between CoBank, ACB and Calavo Growers of California.(1)
10.13	Calavo Supplemental Executive Retirement Agreement dated March 11, 1989 between Egidio Carbone, Jr. and Calavo Growers of California.(1)
10.14	Amendment to the Calavo Growers of California Supplemental Executive Retirement Agreement dated November 9, 1993 between Egidio Carbone, Jr. and Calavo Growers of California.(1)
10.15	2001 Stock Option Plan for Directors of Calavo Growers, Inc.(3)
10.16	2001 Stock Purchase Plan for Officers and Employees of Calavo Growers, Inc.(3)
21.1	Subsidiaries of Calavo Growers, Inc.(1)
23.1	Consent and Report on Schedule of Deloitte & Touche LLP.

Exhibit
Number	Description

23.2	Consent of Troy & Gould Professional Corporation (included in the opinions filed as Exhibit 5.1 and 8.1).
24.1	Power of Attorney.(4)
99.1	Form of Subscription Agent Agreement between Calavo Growers, Inc. and U.S. Stock Transfer Corporation.(4)
99.2	Form of Instructions as to Use of Subscription Warrant.(4)
99.3	Form of Notice of Guaranteed Delivery.(4)
99.4	Form of Letter to Shareholders of Record.(4)
99.5	Form of Letter from Brokers or Other Nominees to Beneficial Owners of Common Stock.(4)
99.6	Form of Instructions by Beneficial Owner to Broker or Other Nominee.(4)
99.7	Form of Letter to Brokers and Other Nominees.(4)
99.8	Form of Nominee Holder Certification.(4)

(1)	Previously filed on April 24, 2001 as an exhibit to our Registration Statement on Form S-4, Registration No. 333-59418, and incorporated herein by reference.

(2)	Previously filed on March 5, 2002 as an exhibit to our Report on Form 8-K and incorporated herein by reference.

(3)	Previously filed on December 8, 2001 as an exhibit to our Registration Statement on Form S-8, Registration No. 333-75378, and incorporated herein by reference.

(4)	Previously filed on July 22, 2002 as an exhibit to this Registration Statement on Form S-1, Registration No. 333-96911, and incorporated herein by reference.